[redacted]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes___ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_ No X

The following represents an English translation of the audited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the year ended December 31, 2007.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

AUDITED INFORMATION

BALANCE SHEETS

TO DECEMBER 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**1,330,280,606**	**100**	**1,250,020,424**	**100**
s02	**CURRENT ASSETS**	**428,560,787**	**32**	**399,393,198**	**32**
s03	CASH AND SHORT-TERM INVESTMENTS	170,997,240	13	195,776,457	16
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	64,445,342	5	51,680,627	4
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	99,975,069	8	85,482,480	7
s06	INVENTORIES	93,143,136	7	62,063,798	5
s07	OTHER CURRENT ASSETS	0	0	4,389,836	0
s08	**LONG-TERM**	**34,005,651**	**3**	**33,752,972**	**3**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	33,848,673	3	33,603,698	3
s11	OTHER INVESTMENTS	156,978	0	149,274	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**793,845,453**	**60**	**737,195,456**	**59**
s13	LAND AND BUILDINGS	553,681,898	42	496,893,249	40
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	858,343,536	65	797,827,074	64
s15	OTHER EQUIPMENT	51,277,245	4	49,620,076	4
s16	ACCUMULATED DEPRECIATION	760,177,706	57	693,295,137	55
s17	CONSTRUCTION IN PROGRESS	90,720,480	7	86,150,194	7
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**1,859,880**	**0**	**3,183,665**	**0**
s19	**OTHER ASSETS**	**72,008,835**	**5**	**76,495,133**	**6**
s20	**TOTAL LIABILITIES**	**1,280,372,745**	**100**	**1,208,564,798**	**100**
s21	**CURRENT LIABILITIES**	**289,463,852**	**23**	**176,314,128**	**15**
s22	SUPPLIERS	35,138,344	3	37,102,982	3
s23	BANK LOANS	53,260,226	4	25,189,992	2
s24	STOCK MARKET LOANS	22,789,902	2	41,050,287	3
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	146,593,355	11	45,006,644	4
s26	OTHER CURRENT LIABILITIES WITHOUT COST	31,682,025	2	27,964,223	2
s27	**LONG-TERM LIABILITIES**	**424,828,472**	**33**	**524,475,242**	**43**
s28	BANK LOANS	141,062,431	11	155,677,048	13
s29	STOCK MARKET LOANS	283,766,041	22	368,798,194	31
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**8,027,980**	**1**	**8,061,291**	**1**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**558,052,441**	**44**	**499,714,137**	**41**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**49,907,861**	**100**	**41,455,626**	**100**
s34	**MINORITY INTEREST**	**0**	**0**	**0**	**0**
s35	**MAJORITY INTEREST**	**49,907,861**	**100**	**41,455,626**	**100**
s36	**CONTRIBUTED CAPITAL**	**367,082,249**	**736**	**340,059,116**	**820**
s79	CAPITAL STOCK	367,082,249	736	340,059,116	820
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**-317,174,388**	**-636**	**-298,603,490**	**-720**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	-317,174,388	-636	-298,603,490	-720
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	0	0	0	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**170,997,240**	**100**	**195,776,457**	**100**
s46	CASH	64,578,352	38	95,760,433	49
s47	SHORT-TERM INVESTMENTS	106,418,888	62	100,016,024	51
s07	**OTHER CURRENT ASSETS**	**0**	**100**	**4,389,836**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	4,389,836	100
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**1,859,880**	**100**	**3,183,665**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	1,859,880	100	3,183,665	100
s19	**OTHER ASSETS**	**72,008,835**	**100**	**76,495,133**	**100**
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	72,008,835	100	76,495,133	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**289,463,852**	**100**	**176,314,128**	**100**
s52	FOREIGN CURRENCY LIABILITIES	75,398,513	26	51,788,264	29
s53	MEXICAN PESOS LIABILITIES	214,065,339	74	124,525,864	71
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**31,682,025**	**100**	**27,964,223**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	13,372,143	48
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	31,682,025	100	14,592,080	52
s27	**LONG-TERM LIABILITIES**	**424,828,472**	**100**	**524,475,242**	**100**
s59	FOREIGN CURRENCY LIABILITIES	331,466,782	78	422,939,070	81
s60	MEXICAN PESOS LIABILITIES	93,361,690	22	101,536,172	19
s31	**DEFERRED LIABILITIES**	**8,027,980**	**100**	**8,061,291**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	8,027,980	100	8,061,291	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**558,052,441**	**100**	**499,714,137**	**100**
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	528,201,272	95	471,665,183	94
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	29,851,169	5	28,048,954	6
s79	**CAPITAL STOCK**	**367,082,249**	**100**	**340,059,116**	**100**
s37	CAPITAL STOCK (NOMINAL)	241,415,622	66	230,254,799	68
s38	RESTATEMENT OF CAPITAL STOCK	125,666,627	34	109,804,317	32

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**-317,174,388**	**100**	**-298,603,490**	**100**
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	-298,866,819	94	-345,556,695	116
s45	NET INCOME FOR THE YEAR	-18,307,569	6	46,953,205	-16
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**0**	**100**	**0**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	139,096,935	223,079,070
s73	PENSIONS AND SENIORITY PREMIUMS	7,122,630	1,686,637
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	141,448	141,582
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006

CONSOLIDATED

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**1,134,974,819**	**100**	**1,102,433,921**	**100**
r02	COST OF SALES	460,665,742	41	418,258,207	38
r03	**GROSS PROFIT**	**674,309,077**	**59**	**684,175,714**	**62**
r04	GENERAL EXPENSES	84,939,004	7	80,974,430	7
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**589,370,073**	**52**	**603,201,284**	**55**
r08	OTHER INCOME AND (EXPENSE), NET	84,079,619	7	62,289,480	6
r06	COMPREHENSIVE FINANCING RESULT	-20,046,587	-2	-23,846,624	-2
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	5,545,054	0	10,073,577	1
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**658,948,159**	**58**	**651,717,717**	**59**
r10	INCOME TAXES	677,255,728	60	604,764,512	55
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-18,307,569**	**-2**	**46,953,205**	**4**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**-18,307,569**	**-2**	**46,953,205**	**4**
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	**NET INCOME OF MAJORITY INTEREST**	**-18,307,569**	**-2**	**46,953,205**	**4**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**1,134,974,819**	**100**	**1,102,433,921**	**100**
r21	DOMESTIC	592,047,961	52	567,289,873	51
r22	FOREIGN	542,926,858	48	535,144,048	49
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	**OTHER INCOME AND (EXPENSE), NET**	84,079,619	100	62,289,480	100
r49	OTHER INCOME AND (EXPENSE), NET	84,079,619	100	62,289,480	100
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	-20,046,587	100	-23,846,624	100
r24	INTEREST EXPENSE	57,847,568	-289	48,950,185	-205
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	26,369,562	-132	12,754,923	-53
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	-1,434,868	7	-2,470,584	10
r28	RESULT FROM MONETARY POSITION	12,866,287	-64	14,819,222	-62
r10	**INCOME TAXES**	**677,255,728**	**100**	**604,764,512**	**100**
r32	INCOME TAX	677,255,728	100	604,764,512	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	1,134,974,819	1,102,433,921
r37	TAX RESULT FOR THE YEAR	-18,307,569	46,953,205
r38	NET SALES (**)	1,134,974,819	1,102,433,921
r39	OPERATING INCOME (**)	589,370,073	603,201,284
r40	NET INCOME OF MAJORITY INTEREST (**)	-18,307,569	46,953,205
r41	NET CONSOLIDATED INCOME (**)	-18,307,569	46,953,205
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	72,591,718	65,672,189

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER1 TO DECEMBER 31 OF 2007

CONSOLIDATED

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**314,112,219**	**100**	**249,649,372**	**100**
rt02	COST OF SALES	139,737,325	44	110,489,959	44
rt03	**GROSS PROFIT**	**174,374,894**	**56**	**139,159,413**	**56**
rt04	GENERAL EXPENSES	24,613,934	8	25,451,694	10
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**149,760,960**	**48**	**113,707,719**	**46**
rt08	OTHER INCOME AND (EXPENSE), NET	30,275,382	10	-906,084	0
rt06	COMPREHENSIVE FINANCING RESULT	-1,422,240	0	-2,904,710	-1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	1,653,168	1	10,073,577	4
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**180,267,270**	**57**	**119,970,502**	**48**
rt10	INCOME TAXES	212,707,544	68	124,275,009	50
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-32,440,274**	**-10**	**-4,304,507**	**-2**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**-32,440,274**	**-10**	**-4,304,507**	**-2**
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	**NET INCOME OF MAJORITY INTEREST**	**-32,440,274**	**-10**	**-4,304,507**	**-2**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
rt01	**NET SALES**	**314,112,219**	100	**249,649,372**	100
rt21	DOMESTIC	156,540,487	50	138,019,369	55
rt22	FOREIGN	157,571,732	50	111,630,003	45
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	**OTHER INCOME AND (EXPENSE), NET**	**30,275,382**	100	**-906,084**	100
rt49	OTHER INCOME AND(EXPENSE), NET	30,275,382	100	-906,084	100
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-1,422,240**	100	**-2,904,710**	100
rt24	INTEREST EXPENSE	18,371,987	-1292	2,959,218	-102
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	10,266,662	-722	-10,116,583	348
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	1,413,228	-99	3,074,685	-106
rt28	RESULT FROM MONETARY POSITION	5,269,857	-371	7,096,406	-244
rt10	**INCOME TAXES**	**212,707,544**	100	**124,275,009**	100
rt32	INCOME TAX	212,707,544	100	124,275,009	100
rt33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO
AUDITED INFORMATION

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006
(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**CONSOLIDATED NET INCOME**	**-18,307,569**	**46,953,205**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	165,258,363	141,772,946
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**146,950,794**	**188,726,151**
c04	RESOURCES PROVIDED OR USED IN OPERATION	42,298,591	-52,754,231
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**189,249,385**	**135,971,920**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	-89,836,920	10,202,873
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	10,897,494	32,335,306
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**-78,939,426**	**42,538,179**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-135,089,176**	**-113,183,662**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	-24,779,217	65,326,437
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	195,776,457	130,450,020
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**170,997,240**	**195,776,457**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**165,258,363**	**141,772,946**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	72,591,718	65,672,189
c41	+ (-) OTHER ITEMS	92,666,645	76,100,757
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**42,298,591**	**-52,754,231**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-22,867,468	-12,435,917
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	-12,440,934	-2,678,038
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	5,859,812	5,696,868
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	-1,964,639	3,676,529
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	73,711,820	-47,013,673
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**-89,836,920**	**10,202,873**
c23	+ BANK FINANCING	27,836,842	64,302,776
c24	+ STOCK MARKET FINANCING	15,755,478	99,505,179
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	-23,570,786	-136,693,233
c28	(-) STOCK MARKET FINANCING AMORTIZATION	-110,180,526	-3,136,984
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	322,072	-13,774,865
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**10,897,494**	**32,335,306**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	-263,330	-16,392,606
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	11,160,824	48,727,912
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-135,089,176**	**-113,183,662**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-129,241,714	-109,103,788
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	-5,847,462	-4,079,874
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

DATA PER SHARE

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT	PREVIOUS YEAR AMOUNT
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	$
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	$
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	$
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	$
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	$
d08	CARRYNG VALUE PER SHARE	$	$
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	$
d10	DIVIDEND IN SHARES PER SHARE	shares	shares
d11	MARKET PRICE TO CARRYING VALUE	times	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	times	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	times	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

RATIOS

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	-1.61	%	4.26	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS' EQUITY (**)	-36.68	%	113.26	%
p03	NET CONSOLIDATED INCOME TO TOTAL ASSETS (**)	-1.38	%	3.76	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.57	%	-20.04	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	-70.28	%	31.56	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.85	times	0.88	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	1.43	times	1.50	times
p08	INVENTORIES TURNOVER (**)	4.95	times	6.74	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	18	days	15	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	4.52	%	3.81	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	96.25	%	96.68	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	25.65	times	29.15	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	31.78	%	39.28	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	53.52	%	71.14	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	10.19	times	12.32	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.89	times	0.91	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.48	times	2.27	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.16	times	1.91	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.33	times	0.33	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	59.07	%	111.04	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	12.95	%	17.12	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	3.73	%	-4.79	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST EXPENSES	3.27	times	2.78	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	113.80	%	23.99	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	-13.80	%	76.01	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	95.67	%	96.40	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Exploration and Production

During 2007, crude oil production averaged 3,082 Mbd, 5.3% less than the 3,256 Mbd average production during 2006. The reduction was a consequence of the production shut downs and cold front numbers four and five.

During 2007, natural gas production was 6,058 MMcfd, 13.1% greater than the average production recorded in 2006.

Associated gas production increased 11.5% as a result of higher volumes from the Crudo Ligero Marino and Cantarell projects.

Non-associated gas production increased 15.3% due to greater production from the Lankahuasa, Burgos and Veracruz projects in the Northern region.

The main projects to be executed in 2008 are: Cantarell, Programa Estratégico de Gas, Aceite Terciario del Golfo (antes Chicontepec), Ku-Maloob-Zaap, Burgos, A.J. Bermúdez, Bellota-Chinchorro, and Jujo-Tecominoacán.

Gas and Basic Petrochemicals

During 2007, total on-shore natural gas processing grew by 3.3% as compared to 2006, as a result of higher volumes of sweet wet gas processing, which was due to greater production from the Burgos basin.

The main projects to be carried out in 2008 are: the construction and close-out of cryogenic plants 5 and 6 in Reynosa, Tamaulipas, capacity increase of the gas processing center in Poza Rica, Veracruz, and construction of the compression station in Emiliano Zapata, Veracruz.

Refining

During 2007, total crude oil processing decreased by 1.1% as compared to 2006, as a result of the pipeline attacks in July and September 2007 and of adverse weather conditions.

During 2007, the average production of petroleum products decreased by 34 Mbd, as compared to 2006, falling to an average of 1,511 Mbd.

Production of fuel oil decreased by 7.3% and LPG production fell by 6.3%, as a result of less crude oil processing.

The main projects to be carried out in 2008 are: sulfur reduction program for gasoline and diesel, construction, rehabilitation and operational sustainability of pipelines and facilities, modernization of our tanker fleet, reconfiguration of the Minatitlán refinery, residual conversion at the Salamanca refinery, sustainability of production, energy trains, studies for the reconfiguration of Salina Cruz and Tula, and feasibility study for a new refinery.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCIÓN
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

From to December 31, 2006 to December 31, 2007, the number of franchised gas stations rose by 5.1%, from 7,554 to 7,940 franchises.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petrochemicals

During 2007, total petrochemicals production was 11,756 thousand tons (Mt), 7.3% greater than the production recorded in 2006. This increase was primarily a result of an increase in the production of ammonia, vinyl chloride, hexane and chlorhydric acid.

The main projects to be carried out in 2008 are: for ethane derivatives (capacity increase of the Morelos facility ethylene plant from 600 to 850 Mt, capacity increase of the Morelos facility ethylene oxide plant from 225 to 360 Mt, capacity increase of the Cangrejera ethylene plant from 600 to 900 Mt, and commencement of ethane derivatives production at the Cangrejera facility), for aromatics (modernization and increase of aromatics at Cangrejera, and increase in annual capacity of the Cangrejera.styrene plant from 150 to 250 Mt).

International Trade

During 2007, crude oil exports averaged 1,686 Mbd, 5.9% less than the average export volume recorded during 2006, as a result of lower crude oil production.

80% of total crude oil exports was delivered to the United States, while the remaining 20% was distributed among Europe (9%), the rest of the Americas (8%) and the Far East (3%).

The weighted average export price of the Mexican crude oil basket was US$61.6 per barrel, 16.2% higher than the weighted average price of US$53.0 in 2006.

Exports of petroleum products averaged 176 Mbd, 6.4% less compared to 2006, primarily as a result of lower sales of naphtha and fuel oil, which were partially offset by higher sales of diesel.

Exports of petrochemical products decreased by 9.5%, or 78 Mt, totaling 746 Mt for the year, due to lower sales of sulfur, low density polyethylene, benzene, ethylene and glycols, which were partially offset by greater ammonia exports.

Natural gas exports reached 139 MMcfd during 2007, as compared to 33 MMcfd during 2006, as a result of an increase in natural gas production.

During 2007, natural gas imports averaged 386 MMcfd, 14.5% less than those recorded during 2006, due primarily to higher natural gas production by PEMEX.

Imports of petroleum products increased by 14.6%, from 431 to 494 Mbd. This increase was primarily attributable to greater imports of gasoline, which totaled 308 Mbd during 2007.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCIÓN
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial results as of December 31st, 2007

Income Statement

During 2007, total sales, including revenues from services, increased by 2.9% in constant pesos as compared to 2006, from Ps. 1,103.5 billion to Ps. 1,136.0 billion. This increase was primarily due to an increase in the weighted average crude oil export price.

During 2007, income before taxes and duties was Ps. 658.9 billion (US$60.6 billion), as compared to Ps. 651.7 billion during 2006.

During 2007 taxes and duties paid increased by 12.0% in real terms, from Ps. 604.8 billion in 2006 to Ps. 677.3 billion, primarily due to the effect of costs of Pemex-Exploration and Production.

During 2007, PEMEX recorded net loss of Ps. 18.3 billion (US$1.7 billion), as compared to positive net income of Ps. 47.0 billion in 2006. This increase in net loss is primarily explained by an increase in taxes and duties of Ps. 72.5 billion, and an increase in the cost of purchased products of Ps. 58.0 billion.

Balance Sheet

Cash and cash equivalents decreased by 12.7% or Ps.24.8 billion, accounts receivable increased by 16.2%, or Ps. 22.9 billion, and the value of inventories increased by 50.1%, or Ps. 31.1 billion.

Investments in shares increased by 0.9%, or Ps. 0.3 billion, from Ps. 32.8 billion to Ps. 33.1 billion.

Properties and equipment increased by 7.7%, or Ps. 56.7 billion.

The intangible asset derived from actuarial computation of labor obligations decreased by 5.9%, or Ps. 4.5 billion.

Other assets decreased by 32.9% or Ps. 1.4 billion, primarily due to a decrease in pre paid insurance expenses.

As of December 31, 2007, our assets totaled Ps. 1,330.3 billion (US$122.4 billion), representing a 6.4%, or Ps. 80.3 billion increase as compared to total assets as of December 31, 2006.

Short-term liabilities increased by 64.2% or Ps.113.2 billion, to Ps. 289.5 billion (US$26.6 billion) at December 31, 2007, primarily as a result of an increase in taxes payable.

Long-term liabilities decreased by 4.0% or Ps. 41.3 billion, to Ps. 990.9 billion (US$91.2 billion) at December 31, 2007, primarily due to a decrease in long-term debt.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Total liabilities increased by 5.9% as compared to the level at December 31, 2006, to Ps.1,280.4 billion (US$117.8 billion), primarily due to an increase in taxes payable and in the reserve for retirement payments, pensions, and seniority premiums.

Total consolidated debt, including accrued interest, totaled Ps. 500.9 billion (US$46.1 billion) at December 31, 2007. This figure represents a decrease of 15.2%, or Ps. 89.8 billion, as compared to the total at December 31, 2006. The decrease was primarily due to a decrease in long-term debt.

At December 31, 2007 short-term debt totaled Ps. 76.0 billion (US$7.0billion. Long-term debt totaled Ps. 424.8 billion (US$39.1 billion).

Net debt, or the difference between total debt and cash and cash equivalents, decreased by Ps. 65.1 billion, from Ps. 394.9 billion at December 31, 2006 to Ps. 329.9 billion (US$30.4 billion) at December 31, 2007.

Total equity increased by Ps. 8.5 billion, from Ps. 41.5 billion at December 31, 2006 to Ps. 49.9 billion (or US$4.6 billion) at December 31, 2007. The increase in equity was due to a payment of Ps. 11.2 billion to PEMEX from the Federal Law of Budget and Fiscal Accountability.

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are PEMEX Exploration and Production, PEMEX Refining, PEMEX Gas and Basic Petrochemicals and PEMEX Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., its international trading arm.

Amounts in US dollars are translated at the December 31, 2007 exchange rate of Ps. 10.8662 per US dollar.

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

We may include forward-looking statements that address, among other things, our drilling and other exploration activities; import and export activities; projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCIÓN
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

These factors include, but are not limited to changes in international crude oil and natural gas prices; effects on us from competition; limitations on our access to sources of financing on competitive terms; significant economic or political developments in Mexico; developments affecting the energy sector; and changes in our regulatory environment.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, "File No. 0-99", available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC 's website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.

EBITDA and free cash-flow are non-US GAAP measures.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

These financial statements have been translated from the Spanish language for the convenience of the reader.

NOTE 1—APPROVAL:

On April 11, 2008, the attached consolidated financial statements and the notes thereto were authorized by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Financial Information Systems and Public Accountant Enrique Díaz Escalante, Associate Managing Director of Accounting.

These consolidated financial statements and the notes thereto will be submitted for approval to the Board of Directors of Petróleos Mexicanos in a meeting scheduled for April 29, 2008, where it is expected that the Board will approve such statements pursuant to the terms Article 104 Fraction III, paragraph a, of the Mexican Securities Market Law, of Article 33 Fraction I, paragraph a section 3 and of Article 78 of the general provisions applicable to Mexican securities issuers and other participants of the securities market.

NOTE 2—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petroleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938. A decree of the Mexican Congress stated the foreign-owned oil companies in operation at that time in the United States of Mexico (Mexico) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican state oil and gas company.

The operations of Petróleos Mexicanos and the Subsidiary Entities are regulated by the *Constitución Politica de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Articulo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum affairs, or the "Regulatory Law"), effective on November 30, 1958, as amended effective on May 12, 1995, November 14, 1996 and January 13, 2006, and the *Ley Orgánica de Petróleos Mexicanos y Organismos*

Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities, or the "Organic Law"), effective on July 17, 1992, as amended effective on January 1, 1994, January 16, 2002 and January 13, 2006. Under the Organic Law and related regulations, Petróleos Mexicanos is entrusted with the central planning activities and the strategic management of Mexico's petroleum industry. For purposes of these financial statements, capitalized words carry the meanings attributed to them herein or the meanings as defined in the Mexican Constitution or the Organic Law.

The Organic Law establishes a structure that consists of decentralized legal entities of a technical, industrial and commercial nature, with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

Pemex-Exploración y Producción ("Pemex-Exploration and Production");
Pemex-Refinación ("Pemex-Refining");
Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and
Pemex-Petroquímica ("Pemex-Petrochemicals").

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities by the Organic Law, other than those entrusted to Pemex-Petrochemicals, can be performed only by Petróleos Mexicanos and the Subsidiary Entities and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain activities.

The principal objectives of the Subsidiary Entities are as follows:

I. Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II. Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III. Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets Basic Petrochemicals; and

IV. Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets Secondary Petrochemicals.

At its formation, Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities' initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There were no changes in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by Article 3 of the Organic Law, whereas the Subsidiary Companies are companies that have been formed in accordance with the general corporations law of each of the respective jurisdictions in which they are incorporated, and are managed as any other private corporations subject to the general corporations law in their respective jurisdictions.

As used herein, "Subsidiary Companies" are defined as (a) those companies which are not Subsidiary Entities but in which Petróleos Mexicanos has more than 50% ownership investment and effective control, (b) the Pemex Project Funding Master Trust (the "Master Trust"), a Delaware statutory trust, (c) Fideicomiso Irrevocable de Administración No. F/163 ("Fideicomiso F/163"), a Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos) (d) RepCon Lux, S.A., a Luxembourg finance vehicle whose debt is guaranteed by Petróleos Mexicanos ("RepCon Lux") and (e) Pemex Finance, Ltd.

"Non-consolidated subsidiary companies," as used herein, means (a) those non-material subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX has 50% or less does ownership investment and not have effective control.

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as "PEMEX."

On September 14, 2004, the authorities authorized the procedures to merge Pemex-Petrochemicals and its subsidiaries. At the extraordinary Board of Directors' meeting held on February 9, 2006, the merger was formalized with Pemex-Petrochemicals as the surviving company, which acquired the rights and obligations of its merged subsidiaries on April 30, 2006, while the subsidiary companies became petrochemical complexes operating as part of the surviving entity. The foregoing had no effect on the preparation of these consolidated financial statements.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The preparation of the financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the book value of properties, plant and equipment; the valuation of the allowance for doubtful accounts, inventories and work in progress and the valuation of financial instruments and of the assets and liabilities related to labor obligations. Actual results could differ from those estimates.

References in these financial statements and related notes to "pesos" or "Ps." refers to Mexican pesos and "dollars" or "US$" refers to dollars of the United States of America.

For accounting purposes the functional currency of PEMEX is the Mexican peso.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements, including the concepts, methods and criteria pertaining to the effects of inflation on the financial information, are summarized below:

a. *Effects of inflation on the financial information*

PEMEX recognizes the effects of inflation in accordance with Bulletin B-10 of *Normas de Información Financiera* (Mexican Financial Reporting Standards or "Mexican FRS" or "NIF's"), "Effects of Inflation" ("Bulletin B-10"). All periods presented herein are presented in accordance with Bulletin B-10.

The amounts shown in the accompanying consolidated financial statements include the effects of inflation in the financial information and are expressed in thousands of constant Mexican pesos as of December 31, 2007, based on the Mexican National Consumer Price Index ("NCPI"). The indexes used for the recognition of inflation were as follows:

December 31,	**NCPI**	**Inflation for the year**
2007	125.5640	3.76%
2006	121.0150	4.05%
2005	116.3010	3.33%

b. *Consolidation*

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM"); P.M.I. Trading Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc. ("PMI HNA"); P.M.I. Holdings Petróleos España ("HPE"); P.M.I. Holdings B.V. ("PMI HBV"); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Company AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine Ltd ("PMI Mar"); P.M.I. Services, B.V. ("PMI-SHO"); Pemex Internacional España, S.A. ("PMI-SES"); Pemex Services Europe Ltd. ("PMI-SUK"); P.M.I. Services North America, Inc. ("PMI-SUS"); Mex Gas International, Ltd. ("MGAS"); the Master Trust; Fideicomiso F/163; RepCon Lux and Pemex Finance, Ltd..

The financial statements of foreign Subsidiary Companies classified as integrated foreign operations, as defined by Mexican FRS, are translated into Mexican pesos on the following basis: a) monetary items, at the rate of exchange in effect at the end of the period; b) non-monetary items, at the historical exchange rate; c) income and expense items, at the average exchange rate for each month in the year; and d) the effect of changes in exchange rates is recorded in equity. The financial statements in pesos are restated at the close of the period in accordance with the provisions of Bulletin B-10.

The financial statements of other foreign Subsidiary Companies are translated using the exchange rate effective at year end for monetary assets and liabilities, the historical exchange rate for non-monetary items and the average exchange rate for the statements of operations items. The effects of changes in the applicable exchange rates are included directly in stockholders' equity as "Surplus in restatement of equity."

Investment in non-consolidated subsidiary companies and affiliates are accounted for in accordance with paragraph (h) of this note. Other non-material subsidiary companies and affiliates are valued at cost and, based upon their relative importance to the total assets and income of PEMEX, were not consolidated and are accounted for under the equity method.

c. *Long-term productive infrastructure projects (PIDIREGAS)*

The investment in long-term productive infrastructure projects ("PIDIREGAS") and related liabilities are initially recorded in accordance with NG-09-B, applicable to *Entidades Paraestatales de la Administración Pública Federal* ("State-owned Entities of the Federal Public Administration"), which requires recording only those liabilities maturing in less than two years.

For the purposes of these consolidated financial statements and in accordance with Mexican FRS, all accounts related to PIDIREGAS were incorporated into the consolidated financial statements for the years ended December 31, 2007, 2006 and 2005. All effects of NG-09-B are therefore eliminated.

The main objective of the Master Trust and Fideicomiso F/163 is to administer financial resources related to PIDIREGAS that have been designated by PEMEX for that purpose.

d. *Exploration and drilling costs and specific oil-field exploration and depletion reserve*

PEMEX uses the successful efforts method of accounting for oil and gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in fixed assets, pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. Expenses pertaining to the drilling of development wells are capitalized, whether or not successful.

Management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

e. *Reserve for abandonment cost of wells*

The reserve for abandonment cost of wells (plugging and dismantling), as of December 31, 2007 and 2006 was Ps.17,148,400 and Ps.16,027,307, respectively, and is included as operative reserve in long-term liabilities.

The carrying value of these assets is subject to an annual impairment assessment. (see Note 9).

f. *Cash and cash equivalents*

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

g. *Inventory and cost of sales*

Inventories are valued as follows:

I. Crude oil and its derivatives for export: at realizable value, determined on the basis of average export prices at year end.

II. Crude oil, natural gas and their derivatives for domestic sale: at realizable value, in accordance with international market prices at year end.

III. The refined products inventories: at their acquisition or production cost calculated in accordance with crude oil costs and auxiliary materials.

IV. Gas and petrochemicals: at direct standard cost of such products without exceeding their market value.

V. Materials spare parts fittings: at the last purchase price without exceeding their market value.

VI. Materials in transit: at acquisition cost.

PEMEX records the necessary allowances for inventory impairment arising from obsolescence, slow moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products), the cost of refined and other products, and deducting the value of inventories at the end of the year. The resulting amount is adjusted for inflation based on factors derived from the NCPI. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for abandonment cost of wells.

h. *Investment in shares of non-consolidated subsidiary companies affiliates companies*

Certain non-material non-consolidated subsidiary companies are accounted for under the equity method (see Note 2)

Investments in shares in which PEMEX holds 50% or less of the issuer's capital stock are recorded at cost and adjusted for inflation using factors derived from the NCPI.

i. *Properties, plant and equipment*

Properties, plant and equipment are initially recorded at acquisition cost and adjusted using factors derived from the NCPI. The restated amounts must not exceed the asset market value or replacement cost (see Note 9).

Beginning January 1, 2007, assets acquired during the construction or installation phase of a project include the comprehensive financing result associated with assets as part of the value of assets. Until 2006, interest and foreign exchange losses or gains associated with these assets were also included. (see paragraph (y) of this Note).

Depreciation is calculated using the straight-line method of accounting based on the expected useful lives of the assets, based on calculations from independent appraisals. The depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

Related gains or losses from the sale or disposal of fixed assets are recognized in income for the period in which they are incurred. PEMEX amortizes its well assets using the units-of-production ("UOP") method. The amount to be recognized as amortization expense is calculated based upon the number of equivalent barrels of crude oil extracted from each specific field as compared to the field's total proved developed reserves.

The *Reglamento de Trabajos Petroleros* ("Petroleum Works Law") provides that once a well turns out to be dry, is invaded with salt water, is abandoned due to mechanical failure or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The costs related to wells subject to abandonment and dismantlement are recorded at their present values as liabilities on a discounted basis when incurred, which is typically at the time the wells first start drilling. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time the liabilities will be accreted by the change in their present value during each period and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method. In the case of non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost is recognized at the end of each period.

The carrying value of these long-lived assets is subject to an annual impairment assessment (see Notes 3j. and 9).

j. *Impairment of the value of long-lived assets*

PEMEX evaluates periodically the values of long-lived assets to determine whether there is any indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. During 2007, no impairment charge was recognized by PEMEX. At December 31, 2006 and 2005, PEMEX recorded an impairment charge related to long-lived assets of Ps. 703,247 and Ps. 1,432,691, respectively. (see Note 9d.).

k. *Accruals*

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events, primarily the payment of salaries and other employee payments as well as environmental liabilities, in certain cases, such amounts are recorded at their present value.

l. *Labor obligations*

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits, and employment termination for causes other than restructuring, to which all employees are entitled are recorded in the income statement for the year in which employees rendered services in accordance with actuarial valuations, using the projected unit-credit method (see Note 12). The amortization of the prior service cost of such services, which has not been recognized, is based on the employees' remaining average years of services. As of December 31, 2007, the remaining average years of services of PEMEX's employees participating in the plan was approximately 11 years.

The plan for other post-retirement benefits includes cash to retired personnel and their dependents for gas, gasoline and necessities, as well as medical services that are provided using PEMEX's infrastructure. (See Note 11).

Effective on January 1, 2005, PEMEX adopted the amendments of Bulletin D-3, which provide additional valuation and disclosure requirements for recognizing severance payments paid to employees upon dismissal. The adoption of these provisions resulted in the recognition of an initial liability related to prior service costs in the amount of Ps. 1,427,872 and a charge to income upon adoption in the same amount, which is presented in the consolidated statement of operations as part of the cumulative effect of adoption of new accounting standards.

m. *Derivative financial instruments and hedging operations*

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Operations" ("Bulletin C-10") issued by the Mexican Institute of Public Accountants, which provide expanded guidance for the recognition, valuation and disclosure applicable to derivative financial instruments designed as hedges and embedded derivatives. The adoption of these provisions resulted in the recognition of an initial cumulative effect to the comprehensive loss in equity of Ps. 6,824,799 and a charge to income for the year of Ps. 477,996, which is presented in the consolidated statement of operations as part of the cumulative effect of adoption of new accounting standards (see Note 11).

As of December 31, 2007 and 2006, derivative financial instruments shown in the balance sheet are recorded at their fair value in accordance with the provisions of Bulletin C-10 (see Note 11).

n. *Financial instruments with characteristics of liability, equity or both*

Financial instruments issued by PEMEX with characteristics of equity or liabilities, or both, are recorded at the time of issuance as a liability, equity or both, depending on the components involved. Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded as part of comprehensive financing result. The distribution of profits to the owners of the components of financial instruments classified as equity is charged to equity.

o. *Restatement of equity, other contributions and retained earnings*

The restatement of equity, other contributions and accumulated losses is determined by applying factors derived from the NCPI from the dates of contributions to the most recent year end.

p. *Cumulative effect of the Hydrocarbon tax*

The cumulative effect from the hydrocarbon reserve tax represents the effect from the initial recognition of cumulative deferred taxes.

q. *Surplus in the restatement of equity*

The surplus in the restatement of equity is related to the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date.

r. *Taxes and federal duties*

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* ("Income Tax Law"), the *Ley del Impuesto al Activo* ("Asset Tax Law") or the *Ley del Impuesto Empresarial a Tasa Única* ("Flat Rate Business Tax") (see Note 19).

s. *Special Tax on Production and Services (IEPS Tax)*

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

t. *Revenue recognition*

For all export products, risk of loss and ownership title is transferred upon shipment, and thus PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time delivery is taken. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

u. *Comprehensive result*

Comprehensive result represents the sum of net income (loss) for the period plus the effect of inflation restatement, the net effect of exchange rate fluctuations, the effect of valuation of financial instruments designated as cash flow hedges, the equity effect of labor reserve and items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions, and is restated on the basis of NCPI factors (see Note 13).

v. *Comprehensive financing result*

Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, monetary position gains and losses and valuation effects of financial instruments, reduced by the amounts capitalized.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in operations for the year.

Monetary position gains and losses are determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation rates through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

w. *Contingencies*

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured (see Note 16).

x. *Deferred taxes*

Deferred taxes are recorded based on the assets and liabilities comprehensive approach method, which consists of the recognition of deferred taxes by applying the tax rate to the temporary differences between accounting and the tax basis of assets and liabilities. Based on the new fiscal regime enacted in 2005 and applicable to Petróleos Mexicanos and the Subsidiary Entities effective January 1, 2006, Pemex-Gas and Basic Petrochemicals established a deferred tax liability primarily as the result of temporary differences related to advances from customers, accruals and fixed assets. In addition, certain Subsidiary Companies have historically recorded deferred tax liabilities based on concepts similar to those discussed above (see Note 19).

y. *Accounting changes*

The FRS B-3, *Statement of Income*, issued by the Mexican Board for Research and Development of Financial Reporting Standards (*Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera* or "CINIF") became effective beginning January 1, 2007. Accordingly, the accompanying statement of income for 2006, has been modified for reporting as provided under this FRS, which, together with the *Interpretación a las Normas de Información Financiera* (Interpretation of Financial Reporting Standards *or* "INIF") 4, modified the general guidelines for the presentation and structure of the statement of income, eliminating the special and extraordinary items classifications.

In addition, this FRS requires that ordinary costs and expenses be classified based on their purpose, function, or a combination of both. Since PEMEX is an industrial entity, ordinary costs and expenses are classified in order to present the gross income margin.

- FRS D-6, *Capitalization of Comprehensive Financial Results* ("CFR") issued by the CINIF, became effective beginning January 1, 2007. This FRS establishes the requirement to capitalize CFR attributable to certain assets having an extended acquisition period prior to being put into use (see Note 9a.)

Certain line items in the consolidated financial statements as of December 31, 2006 have been reclassified in order to make the presentation comparable to the corresponding line items in the consolidated financial statements as of December 31, 2007.

In addition certain reclassifications have been made to 2006 and 2005 amounts presented in the consolidated financial statements and related notes to conform such amounts and disclosures to the December 31, 2007 consolidated financial statement presentation.

NOTE 4—FOREIGN CURRENCY EXPOSURE:

As of December 31, 2007 and 2006, the consolidated financial statements of PEMEX included the following assets and liabilities denominated in foreign currencies were as follow:

	Amounts in foreign currency (Thousands)				
	Assets	Liabilities	Net liability position	Year-end Exchange rate	Amounts in pesos
2007:					
U.S. dollars	16,950,060	(30,083,877)	(13,133,817)	10.8662	(Ps.142,714,682)
Japanese yen	-	(142,217,370)	(142,217,370)	0.0973	(13,837,750)
Pounds sterling	230	(402,411)	(402,181)	21.6074	(8,690,086)
Euros	9,371	(5,932,198)	(5,922,827)	15.8766	(94,034,355)
Swiss francs	-	(260)	(260)	9.5957	(2,495)
Currency Danish crowns	-	(250)	(250)	2.0075	(502)
Total liability position, before foreign currency hedging					(Ps.259,279,870)

	Amounts in foreign currency (Thousands)				
	Assets	Liabilities	Net liability position	Year-end Exchange rate	Amounts in nominal pesos
2006:[1]					
U.S. dollars	20,872,208	(46,944,810)	(26,072,603)	10.8810	(Ps. 283,695,982)
Japanese yen	-	(150,040,948)	(150,040,948)	0.0913	(13,698,739)
Pounds sterling	711	(401,812)	(401,101)	21.3061	(8,545,898)
Euros	23,635	(4,201,854)	(4,178,219)	14.3248	(59,852,152)
Swiss francs	562,443	(443,338)	119,105	8.9064	1,060,797
Total liability position, before foreign currency hedging					(Ps. 364,731,974)

[1] The figures of December 31, 2006 in pesos are stated in thousands of Mexican pesos as of December 31, 2006 purchasing power (nominal value). Furthermore, as of December 31, 2007 and 2006, PEMEX had foreign exchange hedging instruments, which are discussed in Note 11.

NOTE 5—CASH AND CASH EQUIVALENTS:

At December 31, cash and cash equivalents were as follows:

	2007		2006	
Cash on hand and in banks	Ps.	64,578,352	Ps.	95,760,432
Marketable securities		106,418,888		100,016,025

Ps.	**170,997,240**	Ps.	**195,776,457**

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

At December 31, accounts, notes receivable and other receivables were as follows:

	2007	2006
Domestic customers	Ps. 40,506,098	Ps. 34,729,334
Export customers	25,430,178	19,625,463
Negative IEPS Tax pending to be credited (Note 19)	32,943,613	13,372,968
Advance payments to Mexican Government of minimum guaranteed dividends (Note 14)	4,270,225	268,990
Specific funds (Note 14)	11,858,575	35,589,790
Employees and officers	3,648,372	3,174,902
Tax credits	4,035,632	1,505,183
Other accounts receivable	30,308,784	31,570,645
	153,001,477	139,837,275
Less allowance for doubtful accounts	(1,490,934)	(2,674,170)
	Ps. 151,510,543	Ps. 137,163,105

NOTE 7—INVENTORIES:

At December 31, inventories were as follows:

	2007	2006
Crude oil, refined products, derivatives and petrochemical products	Ps. 87,971,050	Ps. 56,796,075
Materials and supplies in stock	6,370,017	6,673,156
Materials and products in transit	148,376	300,123
	94,489,443	63,769,354
Less allowance for slow-moving and obsolete inventory	(1,346,307)	(1,705,556)
	Ps.93,143,136	Ps. 62,063,798

NOTE 8—INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASOCCIATED:

The investments in shares of non-consolidated subsidiaries affiliates and others were as follows:

Subsidiaries and affiliates shares:	Percentage of Investment	Carrying value at December 31, 2007		2006	
Repsol YPF, S.A.[1]	5.00%	Ps.	23,146,258	Ps.	23,192,819
Deer Park Refining Limited[2]	50.00%		7,113,824		5,924,890
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.	100.00%		1,122,215		1,110,643
Servicios Aéreos Especializados Mexicanos, S.A. de C.V.	49.00%		5,147		5,147
Other- net			1,675,910		2,257,447
Total investments			Ps. 33,063,354	Ps.	32,760,946

Profit sharing in non-subsidiaries and affiliates:	For the year ended December 31, 2007		2006	2005
Repsol YPF, S.A.[1]	Ps.	588,729	Ps. 3,621,872	Ps. 2,610,657
Deer Park Refining Limited[2]		4,944,329	6,419,178	6,004,199
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.		11,996	32,527	43,809
Total profit sharing	Ps.	5,545,054	Ps. 10,073,577	Ps.8,658,665

(1) PEMEX owned 59,884,453 and 59,404,128 shares of Repsol YPF, S.A. at December 31, 2007 and 2006, respectively.

(2) PMI NASA has a 50% joint venture with Shell Oil Company, through which it owns a 50% interest in a petroleum refinery located in Deer Park, Texas. The investment is accounted for under the equity method. During 2007, 2006 and 2005, PEMEX recorded Ps. 4,944,329, Ps. 6,419,178 and Ps. 6,004,199 of profits, respectively, related to its equity in the results of the joint venture, which has been recorded under "profit sharing in non-consolidated subsidiaries and affiliates" in the statement of operations. In 2006 and 2005, PEMEX paid the joint venture Ps. 11,078,973 and Ps. 10,742,295, respectively, for the processing of crude oil. As of December 31, 2006 the contract between PMI NASA and Pemex-Refining, was concluded and it was not renewed.

NOTE 9—PROPERTIES, PLANT AND EQUIPMENT:

At December 31, components of properties, plant and equipment were as follows:

	2007	2006
Plants	Ps. 379,268,733	Ps. 357,366,268
Pipelines	296,304,941	278,873,434
Wells	466,157,259	412,518,087
Drilling equipment	22,226,019	22,363,980
Buildings	47,681,968	42,210,278
Offshore platforms	160,543,843	139,223,391
Furniture and equipment	36,440,294	34,809,700
Transportation equipment	14,146,501	14,008,239
	1,422,769,558	1,301,373,377
Less:		
Accumulated depreciation and amortization	(760,177,709)	(693,295,137)
Net value	662,591,849	608,078,240
Land	39,842,669	42,164,885
Construction in progress	90,720,481	86,150,194
Fixed assets to be disposed of	690,454	802,138
Total	Ps. 793,845,453	Ps. 737,195,457

a) PEMEX capitalized interest associated with the construction or installation of property, plant and equipment, totaling Ps. 6,996,305 and Ps. 5,541,036, as of December 31, 2007 and 2006, respectively. Starting in 2007, as part of the adoption of NIF-6, PEMEX capitalized Ps 5,350,849 of comprehensive financing costs related to qualified fixed assets, as these costs were directly related to investments during the acquisition phase of a project.

b) Total depreciation of fixed assets and amortization of wells for the years ended December 31, 2007, 2006 and 2005 were Ps. 72,591,718, Ps. 65,672,189 and Ps.56,995,357, respectively, which includes amortization costs related to dismantlement and abandonment cost for the years ended December 31, 2007, 2006 and 2005 of Ps. 2,554,062, Ps. 508,361 and Ps. 1,370,730, respectively.

c) As of December 31, 2007 and 2006, the capitalized portion related to dismantlement and abandonment costs, net of accumulated amortization, and determined based on the present value (discounted) of the project cost, was Ps. 17,148,400 and Ps. 16,027,307, respectively.

d) During 2007 PEMEX performed its impairment review of the value of long-live assets and concluded that there was no impairment for the year. As of December 31, 2006 and 2005, PEMEX recognized cumulative impairment charges in the value of the long-lived assets amounting to Ps. 14,593,955 and Ps. 13,890,780, respectively. (see Note 3j.).

NOTE 10—DEBT:

Under the *Ley General de Deuda Pública* ("General Law of Public Debt"), the *Secretaría de Hacienda y Crédito Público (* Ministry of Finance and Public Credit or "SHCP" authorizes the Mexican Government entities, in this case Petróleos Mexicanos and the Subsidiary Entities, to negotiate and execute external financing agreements, defining the requirements that must observed in each case.

In addition, PEMEX is authorized to enter into and manage public debt of the Mexican Government and to guarantee these transactions to international organizations of which Mexico is part of and to national and international public and private entities

In 2007, significant financing activities of Petróleos Mexicanos were as follows:

Petróleos Mexicanos obtained US$7,310 under lines of credit granted by export credit agencies. These loans bear interest at fixed and variable rates with various maturity dates through 2012.

During 2007, the Master Trust undertook the following financing activities for PIDIREGAS:

a. The Master Trust obtained credit lines from export credit agencies totaling US$ 1,002,629.

b. During the second quarter of 2007, the Master Trust repurchased, in the open market certain amount of its outstanding U.S. dollar-denominated debt securities with maturities between 2008 and 2027. The total principal amount repurchased in this program was equal to US$1,139,696. These securities were cancelled after their repurchase.

c. On October 18, 2007, the Master Trust utilized the full amount of its syndicated revolving credit facility in the amount of US$2,500,000. This credit line was signed on September 14, 2007; it may be used either by Petróleos Mexicanos or the Master Trust; the credit line consists of two tranches, A and B, with terms of three and five years, respectively and bears interest at rates of LIBOR plus 20 basis points for tranche A and 25 basis points for tranche B; and matures in 2010 and 2012, respectively; and each of the tranches may be extended twice, by one year. This credit line replaces the two previously syndicated revolving credit lines, each in the amount of US$1,250,000.

d. On October 22, 2007, the Master Trust issued notes for the amount of US$2,000,000, of which US$1,500,000 notes were issued at a coupon rate of 5.75% due in 2018 and US$500,000 bonds at a coupon rate of 6.625%, due in

2035. This issuance was a second reopening of an issuance which took place on June 8, 2005.

e. During the fourth quarter of 2007, the Master Trust repurchased in the open market US$5,763,333, of notes, which represent a part of its own debt in notes with maturities between 2008 and 2027, as well as certain amount of its U.S. dollar-denominated perpetual notes. These securities were cancelled after their repurchase.

In 2006, significant financing activities of Petróleos Mexicanos were as follows:

a. Petróleos Mexicanos obtained credit lines from export credit agencies totaling US$56,241. These loans bear interest at fixed and variable rates with various maturity dates through 2012.

b. Petróleos Mexicanos drew a total amount of US$3,300,000 of under its revolving credit lines. These credit lines may be utilized by Petróleos Mexicanos and the Master Trust.

c. On February 13, 2006, the Master Trust completed an exchange offer pursuant to which the Master Trust issued notes with a principal amount totaling US$185,310 in exchange for an equal principal amount of notes previously issued by Petróleos Mexicanos, through a reopening of an original exchange offer made in December 2004. As a result of this second exchange, the Master Trust issued new notes and subsequently recived cash payments from Petroleos Mexicanos upon the cancelation of the Petróleos Mexicanos notes acquired by the Master Trust.

Cash payments were made on the following dates and in the following amounts:

June 1, 2006	US$ 41,254
June 2, 2006	54,011
August 3, 2006	90,045
Total	US$ 185,310

During 2006, the Master Trust undertook the following financing activities for PIDIREGAS:

a. The Master Trust obtained credit lines from export credit agencies totaling US$1,914,184 and US$4,250,000 by refinancing a syndicated loan in two tranches of US$1,500,000 and US$2,750,000 due in five and seven years, respectively.

b. On February 2, 2006, the Master Trust reopened two series of notes issued on June 8, 2005 under its Medium-Term Notes Program Series A in two tranches: US$750,000 of 5.75% Notes due in 2015, and US$750,000 of 6.625% Notes due in 2035, both of which are guaranteed by Petróleos Mexicanos.

c. The Master Trust drew a total aggregate amount of US$2,250,000 of its revolving credit lines guaranteed by Petróleos Mexicanos. These credit lines may be utilized by Petróleos Mexicanos and the Master Trust.

During 2006, the Fideicomiso F/163 undertook the following financing activity:

On June 16, 2006, the Fideicomiso F/163 issued publicly-traded notes (*certificados bursatiles*) in the amount of Ps. 10,000,000 (in nominal terms), due in seven years, with a monthly interest rate of *Tasa de Interés Interbancaria de Equilibrio* (the Mexican Interbank Interest Rate or "TIIE") less 0.07% and guaranteed by Petróleos Mexicanos.

Various credit facilities require compliance with various operating covenants which, among other things, place restrictions on the following types of transactions:

- The sale of substantial assets essential for the continued operations of the business;
- Liens against its assets; and
- Transfers, sales or assignments of rights to payment under contracts for the sale of crude oil or gas not yet earned, accounts receivable or other negotiable instruments.

As of December 31, 2007 and 2006, PEMEX was in compliance with the operating covenants described above.

As of December 31, 2007 and 2006, long-term debt was as follows:.

			December 31, 2007		December 31, 2006	
	Rate of Interest[2]	Maturity	Pesos (thousands)	Foreign currency (thousands)	Pesos (thousands)	Foreign currency (thousands)
U.S. dollars:						
Bonds	Fixed from 4.75% to 9.5% and LIBOR plus 0.425% to 1.8%	Various to 2035	Ps. 163,225,526	12,119,761	Ps. 238,931,860	21,163,109
Financing assigned to PIDIREGAS	Fixed from 3.23% to 7.69% and LIBOR plus 0.02% to 2.25%	Various to 2017	72,163,251	6,641,075	76,624,927	6,786,963
Purchasing loans and project financing	Fixed from 3.32% to 5.04% and LIBOR plus 0.0625% to 2%	Various to 2014	2,108,662	194,057	3,229,236	286,026
Leasing contracts	Fixed from 8.05% to 9.91%	Various to 2012	-	-	793,645	70,296
Credit lines	LIBOR plus 0.20% and 0.25%	Various to 2023	27,165,500	2,500,000	-	-
External trade loans	LIBOR plus 0.325% to 0.475%	Various to 2013	46,181,350	4,250,000	48,659,972	4,310,000
Bank loans	Fixed from 5.44% to 5.58% and LIBOR plus 0.7% to 1.9%	Various to 2013	5,107,114	470,000	7,056,260	625,000
Total financing in U.S. dollars			315,951,403	26,174,893	375,295,900	33,241,394
Euros:						
Bonds	Fixed from 5.5% to 6.62%, and floating of 8.21467%	Various to 2025	50,857,376	3,203,291	60,800,196	4,090,634
Unsecured loans, banks and project financing	Fixed from 2%	2016	5,544	349	5,977	402
Total financing in Euros			50,862,920	3,203,640	60,806,173	4,091,036
Japanese yen:						
Direct loans	Fixed from 4.2%	2009	468,081	4,810,695	683,590	7,216,043
Bonds	Fixed from 3.5%	2023	2,919,000	30,000,000	2,841,959	30,000,000
Project financing	Prime 2.9081% and Fixed from 1% to 2.4%	Various to 2017	10,871,232	111,729,003	9,772,409	103,158,512
Total financing in Yen			14,258,313	146,539,698	13,297,958	140,374,555
Sterling pound:						
Bonds	Fixed 7.5%	2013	8,642,960	400,000	8,842,798	Various

	Rate of Interest[2]	Maturity	December 31, 2007 Pesos (thousands)	December 31, 2007 Foreign currency (thousands)	December 31, 2006 Pesos (thousands)	December 31, 2006 Foreign currency (thousands)
Pesos:						
Certificates	TIIE less 0.07% and CETES plus 0.35% to 0.65%	Various to 2019	81,918,416		98,019,896	
Syndicated bank loans	TIIE plus 0.35% and fixed from 8.4%	2008	3,500,000		7,263,130	
Project financing and syndicated bank loans	Fixed from 11% and TIIE plus 0.4% to 0.48%	Various to 2012	12,333,333		14,872,123	
Total financing in pesos			97,751,749		120,155,149	
Total principal in pesos[1]			487,467,345		578,397,978	
Plus: Accrued interest			58,565		1,563,831	
Notes payable to contractors			13,352,690		10,753,711	
Total principal and interest			500,878,600		590,715,520	
Less: Short-term maturities			71,499,353		62,745,288	
Current portion of notes payable to contractors			4,550,775		3,494,990	
Total short-term debt			76,050,128		66,240,278	
Long-term debt			Ps. 424,828,472		Ps. 524,475,242	

	2008	2009	2010	2011	2012	2013 and thereafter	Total
Maturity of the principal outstanding for each of the years ending December 31,	Ps. 76,050,128	Ps. 67,453,662	Ps. 70,150,790	Ps. 56,261,413	Ps. 38,928,853	Ps. 192,033,754	Ps. 500,878,600

Notes to table:
(1) Includes financing from foreign banks of Ps. 355,682,481 and Ps. 418,347,126 as of December 31, 2007 and 2006, respectively.
(2) As of December 31, 2007 and 2006 the rates were as follows: LIBOR, 4.59625% and 5.37%, respectively; the Prime rate in Japanese yen, 1.875% and 1.625%, respectively; the *Cetes* rate, 7.62% for 91 days and 7.71% for 182 days and 7.17% for 91 days and 7.20% for 182 days, respectively; TIIE 7.37% and 8.95%, respectively.

The total amount of notes payable to contractors at December 31, 2007 and December 31, 2006 are as follows:

		2007		2006
Total notes payable to contractors(1)(2)(3)(4)	Ps.	13,352,690	Ps.	10,753,711
Less: Current portion of notes payable to contractors		4,550,775		3,494,990
Notes payable to contractors (long-term)	Ps.	8,801,915	Ps.	7,258,721

(1) On November 26, 1997, Petróleos Mexicanos and Pemex-Refining entered into a financed public works contract and a unit-price public works contract with Consorcio Proyecto Cadereyta Conproca, S.A. de C.V. The related contracts are for the reconfiguration and modernization of the Ing. Héctor R. Lara Sosa refinery in Cadereyta, N.L. The original amount of the financed public works contract was US$1,618,352 , plus a financing cost of US$805,648 , due in twenty semi-annual payments of US$121,200. The original amount of the unit-price public works contract was US$80,000, including a financing cost of US$47,600 payable monthly based on the percentage of completion. At December 31, 2007 and 2006, the outstanding balances of the respective contracts were Ps. 5,854,295 and Ps. 8,186,797, respectively.

(2) On June 25, 1997, PEMEX entered into a 10-year service agreement with a contractor for a daily fee of US$82.50 for the storage and loading of stabilized petroleum by means of a floating system ("FSO"). At December 31, 2007 and 2006, the outstanding balances were Ps. 242,888 and Ps. 531,296, respectively.

(3) PEMEX has Financed Public Works Contracts ("FPWC") (formerly known as Multiple Services Contracts or "MSCs") pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2007 and 2006, PEMEX has an outstanding payable amount of Ps. 3,228,735 and Ps. 2,035,618, respectively.

(4) During 2007, a Floating Production Storage and Ouffloading ("FPSO") vessel was purchased. The investment in the vessel totaled US$723,575, of which US$352,996 were paid in 2007 and the remaining amount of US$370,579 (Ps.4,026,772) as of December 31, 2007, will be paid over a period of 15 years.

NOTE 11—FINANCIAL INSTRUMENTS:

PEMEX's cash flows arising from its commercial and financial activities are exposed to the volatility of interest rates, currency exchange rates and hydrocarbon prices in the national and international markets.

In order to supervise and mitigate the potential deviations of its cash flows, PEMEX has adopted a General Risk Management framework, which includes the regulation of derivative financial instruments.

Within this framework, the General Risk Management Policies and Guidelines are proposed by the Risk Management Committee and approved by the Board of Directors.

Functions for the Risk Management Committee (the "Committee") include the authorization of the general strategies of risk management. The committee is comprised of representatives of PEMEX, the Central Bank of Mexico, the SHCP and PMI CIM.

Additionally the Risk Management Deputy Director designs and proposes to the Committee the institutional regulations and risk management strategies for managing financial market risk.

(i) Counterparty risk from the use of derivative financial instruments

PEMEX is exposed to credit risk (or repayment risk) when the market value of these instruments is positive (favorable for PEMEX) since it faces a repayment risk if the counterparty fails to fulfill its performance obligations. When the fair value of a derivative contract is negative, the risk belongs to the counterparty.

In order to minimize this risk, PEMEX only enters into transactions with high credit quality counterparties based on credit ratings from rating agencies such as Standard & Poors and Moodys.

PEMEX's derivative transactions are generally executed on the basis of standard agreements and in general, collateral for financial derivative transactions is neither provided nor received.

(ii) *Interest rate risk management*

PEMEX is exposed to fluctuations in the interest rates applicable to different currencies. The predominant exposure is to LIBOR in U.S. dollars, due to the fact that most of its debt is denominated in U.S. dollars or hedged to U.S. dollars through currency swaPs. The use of derivative financial instruments allows PEMEX to obtain an acceptable composition of fixed and variable rates in the debt portfolio.

The derivative financial instruments used in PEMEX's hedging transactions consist principally of fixed-floating interest rate swaps, and under these instruments PEMEX has the right to receive payments based on LIBOR or Mexican interest rates (TIIE) and is entitled to pay a fixed rate.

(iii) *Exchange rate risk management*

Since a significant amount of PEMEX's revenues is denominated in U.S. dollars, PEMEX generally obtains loans in U.S. dollars. However, PEMEX also borrows in currencies other than U.S. dollar in order to take advantage of existing financing conditions of these foreign currencies.

PEMEX has entered into currency swaps transactions as a hedging strategy against exchange fluctuations of debt issued in currencies other than U.S. dollars.

(iv) *Commodity price risk management*

Natural gas:

PEMEX offers to its customers derivative financial instruments as a value added service and PEMEX provides various hedging contracts to its customers in order to give them the option of protecting themselves against fluctuations in the price of its products. The risk that

PEMEX acquires under these contracts is transferred to financial counterparties through its MGI Supply Ltd. Subsidiary.

Crude oil:

Due to its fiscal regime, PEMEX transfers most of its risk related to crude oil prices to the Mexican Government. As a consequence, PEMEX generally does not enter into long-term hedging transactions against fluctuations in crude oil prices. During 2007 and 2006, PEMEX did not enter into any crude oil price hedging transactions.

(v) *Fair value of derivative financial instruments*

The fair value of derivative financial instruments is sensitive to movements in the underlying market rates and variables. PEMEX monitors the fair value of derivative financial instruments on a periodic basis. Fair values are calculated for each derivative financial instrument, and represent the price at which one party would assume the rights and duties of another party. Fair values of financial derivatives have been calculated using common market valuation methods with reference to available market data as of the balance sheet date.

- The fair value for interest rate, exchange rate and hydrocarbon derivative instruments is determined by discounting future cash flows as of the balance sheet date, using market quotations for the instrument's remaining life.

- Prices for options are calculated using standard option-pricing models commonly used in the international financial market.

- Exchange-traded energy futures contracts are valued individually at daily settlement prices quoted on the futures markets.

(vi) *Embedded derivatives*

As of December 31, 2007, PEMEX recognized a net gain of Ps. 5,990,399 recorded in comprehensive financial result, as a result of the foreign currency embedded derivatives detected from contracts denominated in currencies other than the functional currency of PEMEX and its counterparties. These embedded derivatives have been modeled and valued as multiple currency forwards, by using models and inputs commonly used in the market and based on the expected exchange rates between Mexican pesos and the currency of each contract. If expected exchange rates as of the balance sheet date appreciate with respect to those observed at the signing date of each contract, the positive effects will increase.

(vii) *Operations with derivative financial instruments*

PEMEX enters into derivative financials transactions with the sole purpose of hedging financial risks related to its operations, assets, or liabilities. Nonetheless, some of these transactions do not qualify for hedge accounting and therefore are recorded in the financial statements as non-hedges, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate.

PEMEX seeks to mitigate the impact of market risk in its financials statements, through the establishment of a liability structure consistent with its expected operative cash flows.

As a result, PEMEX seeks to eliminate exchange rate risk of the debt issued in currencies other than pesos or U.S. dollars by entering derivative financial instruments contracts.

Likewise, the applicable accounting rules for derivative financial instruments, establish that a derivative cannot be designated as a hedge of another derivative; therefore, the derivatives offered by PEMEX to its clients, as a value added service, as well as those entered into with the opposite position in order to offset that effect, are treated for accounting purposes as non-hedges.

As of December 31, 2007 and 2006, the fair value of the derivative instruments was (Ps. 6,665,027) and (Ps. 8,982,308), respectively. These amounts include the derivative instruments designated as cash flow hedges and their fair value of Ps. 977,664 and Ps. 1,705,290, respectively, that were recorded under other comprehensive loss.

The following table shows the fair value and the notional amount of the over-the-counter derivative instruments, outstanding as of December 31, 2007 and 2006, which are designated as cash flow hedges:

	2007		2006	
	Notional Value	**Fair Value**	Notional Value	Fair Value
Interest rate swaps:				
Pay fixed/ receive variable........	**Ps. 14,211,489**	**Ps. (1,267,432)**	Ps. 17,741,995	Ps. (1,877,925)
Cross-currency swaps:				
Pay Mexican Peso / receive UDI.......................................	**Ps. 11,901,650**	**Ps. 221,101**	Ps. -	Ps. -

Derivative instruments designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered to be highly effective.

In light of the foregoing, these instruments do not have an impact in earnings due to hedge inefficiency, and their fair value is recognized in its entirety as part of equity through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item cash flows affect earnings.

If a derivative instrument designated as a cash flow hedge is not effective, the ineffectiveness portion of its fair value has an impact on earnings and the effective portion is recorded as part of equity through other comprehensive income and is reclassified into earnings, while the hedged items cash flows affect earnings

When a cash flow hedge is no longer effective, the accumulated gains or losses that were recorded in other comprehensive income have to remain in this account and be reclassified into earnings at the same time as the hedge item cash flows affect earnings; however, from that date forward, the derivative instrument will lose the hedge accounting treatment. As of December 31, 2007, only one interest rate swap designated as a cash flow hedge had lost its effectiveness.

As of December 31, 2007, a net loss of Ps. 1,479,284 was reclassified from other comprehensive income into earnings and it is estimated that in 2008 a net loss of Ps. 812,620 will be reclassified from other comprehensive income into earnings.

The following table shows the fair value and the notional amount of over-the-counter derivative instruments as of December 31, 2007 and 2006 that were treated for accounting purposes as non-hedges:

	2007		2006	
	Notional Value	Fair Value	Notional Value	Fair Value
Interest rate swaps pay fixed / receive variable	Ps. 5,000,000	Ps. (185,719)	Ps. 5,187,950	Ps. (381,586)
Cross-currency swaps:				
Pay U.S. Dollar / receive Euros	44,730,188	3,549,308	59,713,915	1,796,741
Pay U.S. Dollar / receive Japanese Yen.	13,549,835	(355,956)	13,310,235	(968,825)
Pay U.S. Dollar / receive Ponds Sterling	7,417,159	1,120,775	7,706,453	1,294,656
Natural gas swaps:				
Pay fixed / receive variable	Ps. 5,163,787	Ps. 202	Ps. 5,683,033	Ps. 11,916,029
Pay variable / receive fixed	5,185,476	16,882	6,668,063	(11,883,888)
Pay variable / receive variable	472	470	2,493	(3,747)
Natural gas options:				
Put				
Purchase		Ps. 73,261		Ps. 31,953
Sale		(74,064)		384
Call				
Purchase		361,510		117,280
Sale		(361,300)		(116,576)

Note: The exchange rates as of December 31, 2007 and 2006 were Ps. 10.8662 and 10.8810 per U.S. dollar, respectively.

As of December 31, 2007 and 2006, PEMEX recognized a net loss and a net profit of Ps. 514,893 and Ps. 916,790, respectively, in the comprehensive financing cost related to operations with derivative financial instruments treated for accounting purposes as non-hedges.

As of December 31, 2007, PEMEX recognized a net loss of Ps. 702,173, in other revenues related to operations with derivative financial instruments treated for accounting purposes as non-hedges.

The estimated fair value of financial instruments other than derivatives for which it is practicable to estimate their value, as of December 31, 2007 and 2006, in nominal terms, is as follows:

	2007		2006	
	Carrying value	Fair value	Carrying value	Fair value
Assets:				
Cash and cash equivalents	Ps. 170,997,240	Ps. 170,997,240	Ps.195,776,457	Ps.195,776,457
Accounts receivable, notes and other	151,510,543	151,510,543	137,163,105	137,163,105
Derivative financial instruments	12,909,868	12,909,868	4,389,836	4,389,836
Liabilities:				
Suppliers	35,138,344	35,138,344	37,102,983	37,102,983
Accounts and accumulated expenses payable	18,097,530	18,097,530	14,592,081	14,592,081
Taxes payable	146,593,355	146,593,355	43,979,401	43,979,401
Derivative financial instruments	13,584,495	13,584,495	13,372,143	13,372,143
Current portion of long-term debt	76,050,128	76,050,128	66,239,422	66,239,422
Long-term debt	424,828,472	442,731,344	524,475,242	556,153,282

The fair value of the financial instruments presented in the previous table appears for informative purposes.

The nominal value of financial instruments such as cash equivalents, accounts receivable and payable, taxes payable and current portion of long-term debt approximate their fair value because of their short maturities.

The fair value of long-term debt is determined by reference to market quotes, and, where quotes are not available, is based on discounted cash flow analyses. Because assumptions significantly affect the derived fair value and they are inherently subjective in nature, the estimated fair values may not necessarily be realized in a sale or settlement of the instrument.

NOTE 12—LABOR OBLIGATIONS:

PEMEX has established employee non-contributory retirement plans in accordance with the *Ley Federal del Trabajo* ("Federal Labor Law") and under collective bargaining agreements. Benefits are determined based on years of service and final salary at retirement. Liabilities and costs of such plans, including those related to the seniority premium benefit, to which every employee is entitled upon termination of employment, are recorded in accordance with actuarial valuations performed by independent actuaries.

PEMEX partially funds its labor obligations through a Mexican trust structure, the resources of which come from the seniority premium item of the Governmental Budget, or any other item that substitutes or could be connected to this item, or that is associated to the same item and the interests, dividends and capital gains obtained from the investments of the trusts.

PEMEX has also established plans for other post-retirement benefit obligations whose actuarial amounts are determined by independent actuaries. Such plans include the following benefits: cash provided to the retired personnel and their dependents for gas consumption, gasoline and other basic necessities, as well as, medical services which are provided using PEMEX's infrastructure.

Cash Flow:

Plan contributions and benefit paid were as follows:

	Retirement remunerations, seniority premiums, pension and indemnity		Other post-retirement benefits	
	2007	2006	2007	2006
Contribution to the pension plan assets	Ps. 19,357,177	Ps. 13,221,734	Ps. 5,750,386	Ps. 5,207,690
Payments charged to the plan assets	13,449,831	11,839,880	5,750,386	5,207,690

Payments related to medical services provided to retired personnel were Ps. 2,609,707 and Ps. 2,574,209, during 2007 and 2006, respectively.

The cost, obligations and other elements of the pension plan, seniority premium plan and other post-retirement benefits plans different from restructuring, mentioned in Note 31. of these financial statements, were determined, based on calculations prepared by independent actuaries as of December 31, 2007, 2006 and 2005.

The components of net periodic cost for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Retirement remunerations, seniority premiums, pension and indemnity			Other post-retirement benefits		
	2007	2006	2005	2007	2006	2005
Net periodic cost:						
Service cost	Ps. 9,167,594	Ps. 7,507,356	Ps. 6,513,609	Ps. 6,405,902	Ps. 5,881,745	Ps. 4,163,849
Financial cost	27,246,555	24,571,208	20,983,951	21,795,906	18,562,492	15,479,140
Return on plan assets	(26,007)	(51,860)	(185,989)	-	-	
Amortization of prior services cost and plan amendments	677,353	663,036	364,519	4,483,931	4,447,357	4,478,314
Variances in assumptions and experience adjustments	1,319,028	671,355	(168,555)	(1,352,970)	(3,131,317)	(3,811,680)
Amortization of transition liability	6,133,654	6,114,252	6,157,546	6,407,047	6,357,929	6,402,163
Inflation adjustment	1,650,858	1,598,629	1,118,730	1,398,004	1,301,166	889,879
Total periodic cost	46,169,035	41,073,976	34,783,811	39,137,820	33,419,372	27,601,665
Recognition of severance payments	-	-	1,402,142	-	-	-
Net periodic cost	Ps. 46,169,035	Ps. 41,073,976	Ps. 36,185,953	Ps. 39,137,820	Ps. 33,419,372	Ps. 27,601,665

The actuarial present value of benefit obligations is as follows:

	Retirement remunerations, seniority premiums, pension and indemnity		Other post retirement benefits	
	2007	2006	2007	2006
Vested benefit obligation value:				
Vested benefit obligation	Ps. 206,364,293	Ps. 191,557,538	Ps. -	Ps. -
Accumulated benefit obligation (ABO)/ obligation	Ps. 357,768,687	Ps. 330,616,544	Ps -	Ps. -
Projected benefit obligation (PBO)/	Ps. 367,485,744	Ps. 336,758,891	Ps. 300,396,198	266,481,493
Plan assets at fair value	(7,664,407)	(2,118,402)	-	-
Projected benefit obligation over plan assets	359,821,337	334,640,489	300,396,198	266,481,493
Items to be amortized:				
Prior services cost and plan amendments	(6,449,919)	(7,080,185)	(58,102,534)	(62,590,753)
Variances in assumptions and experience adjustments	(54,196,339)	(49,016,755)	743,034	14,811,311
Unamortized transition liability	(66,631,947)	(72,807,858)	(71,146,932)	(77,594,439)
Project liability net	232,543,132	205,735,691	171,889,766	141,107,612
Additional liability	123,768,374	124,821,880	-	-
Total liability	Ps. 356,311,506	Ps. 330,557,571	Ps. 171,889,766	Ps. 141,107,612

Significant assumptions used in determining the net periodic cost of plans are as follows:

	Retirement remunerations, seniority premiums, pension and indemnity		Other post-retirement benefits	
	2007	2006	2007	2006
Discount rate	4.25%	4.25%	4.25%	4.25%
Rate of compensation increase	0.50%	0.50%	0.50%	0.50%
Expected long term rate of the return on plan assets	4.25%	4.25%	-	-
Employees' average remaining labor life over which pending amortization items are amortized	11 years	12 years	11 years	12 years

Plan assets

The Plan assets are included into two trusts, *Fondo Laboral Pemex* ("FOLAPE") and *Fideicomiso de Cobertura Laboral y de Vivienda* ("FICOLAVI"), which are managed by BBVA Bancomer, S. A. and a Technical Committee, which is composed of personnel from Petróleos Mexicanos and the trusts.

The weighted-average asset allocation of retirement benefits, for seniority premiums, pensions and other benefits are as follows:

Type of investment	Retirement remunerations, Seniority premiums, Pension and indemnity		Other post-retirement benefits	
	2007	2006	2007	2006
Governmental securities	84.2%	71.0%	84.2%	71.0%
Fixed rate securities	15.8%	29.0%	15.8%	29.0%
Total	100.0%	100.0%	100.0%	100.0%

NOTE 13—COMPREHENSIVE (LOSS) INCOME:

Comprehensive (loss) income for the years ended December 31, 2007, 2006 and 2005 was as follows:

	2007	2006	2005
Net (loss) income	Ps. (18,307,569)	Ps. 46,953,205	Ps. (82,357,982)
Surplus in restatement of equity	18,638,402	4,064,648	8,184,288
Derivative financial instruments	656,699	5,274,109	(7,036,437)
Effect on equity from labor obligations	(3,432,792)	(18,871,922)	(21,672,659)
Other	-	710,094	-
Comprehensive (loss) income for the year	Ps. (2,445,260)	Ps. 38,130,134	Ps. (102,882,790)

NOTE 14—EQUITY:

On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 in nominal terms (US$7,577,000) and was authorized by the Board of Directors. The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution "A" constitute permanent capital. As a result, the Certificates of Contribution "A" are as follows:

	Amount
Certificates of Contribution "A" (nominal value)	Ps. 10,222,463
Inflation restatement increase	86,735,530
Certificates of Contribution "A" in Mexican pesos of December 31, 2007 purchasing power	Ps. 96,957,993

As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service for the capitalized debt in December 1990. The minimum guaranteed dividend consisted of the payment of principal and interest on the same terms and conditions as those originally agreed upon with international creditors through 2006, at the exchange rates on the date that such payments are made. Such payments must be approved annually by the Board of Directors. This minimum guaranteed dividend was extended until 2007, by the CA-164/2007 agreement.

During 2007 and 2006, Petróleos Mexicanos paid Ps. 4,270,225 and Ps. 268,990, (Ps. 263,329 nominal value) respectively, to the Mexican Government in advance for the minimum guaranteed dividend. These payments will be applied to final amount that the Board of Directors approves as the total annual dividend, which usually occurs in the following fiscal year.

In 2006, Board of Directors of Petróleos Mexicanos approved the capitalization (*i.e.*, transfer to equity) of Ps. 621,009 (Ps. 594,987 nominal value) for infrastructure works, corresponding to resources from the Mexican Government in accordance with the Federal Revenue Law for 2004.

During 2006, in compliance with the agreement CA/2004, the Board of Directors of Petróleos Mexicanos approved the capitalization of Ps. 652,310 (Ps. 608,068 nominal terms) of revenues at December 31, 2005, from the Mexican Government for infrastructure works in accordance with the Federal Income Law for 2004.

In December 2006, the Mexican Government made a payment in the amount of Ps. 47,454,593 (Ps. 45,735,400 nominal value) to Petróleos Mexicanos derived from excess revenues that were paid in accordance with the Federal Expenditure Budget for the 2006 fiscal year. This payment increased the equity of Petróleos Mexicanos and the Subsidiary Entities.

In December 2007, the Mexican Government made payments in the amount of Ps. 11,160,824, to Petróleos Mexicanos, which was capitalized in equity. This total includes two payments in the amount of Ps. 11,131,800 and Ps. 19,700, which were additionally received from the *Fondo sobre Ingresos Excedentes* ("FIEX"). PEMEX also capitalized interest in the amount of Ps. 9,324 which was related to these payments. This payment derived from excess revenues that were paid in accordance with the *Ley de Presupuesto y Responsabilidad Hacendaria,* ("Federal Budget and Fiscal Responsibility Law") article 19, fraction IV, clauses b) and c). Additionally, in February 2008, the Mexican Government made another payment in the amount of Ps. 2,806,200, to Petróleos Mexicanos.

In 2004, Petróleos Mexicanos signed an agency agreement (Funds for Specific Purposes–Trade Commission) with Banco Santader Serfin, S.A. as an agent in order to manage the funds transferred by the Mexican Government to Petróleos Mexicanos and Subsidiary Entities. According to the *Ley de Ingresos de la Federación* ("Federal Revenue Law"), these funds are to be utilized only for infrastructure works related to exploration, refining, gas and petrochemicals. Payments made by the Mexican Government that increase the equity of Petróleos Mexicanos and the Subsidiary Entities are deposited into the Fund for Specific Purposes – Trade Commission. As of December 31, 2007 and 2006, the balance of this account was Ps. 11,858,575 and Ps. 35,589,790, respectively (see Note 6).

NOTE 15—COMMITMENTS:

a. During 2007, PEMEX purchased a Floating Production Storage and Offloading ("FPSO") vessel. The basic function of this new vessel is the reception and processing of crude oil from marine wells. The tanker treats and separates oil and gas, in order to meet international API guidelines for exploration. Upon completion of this process, the tanker stores the product and distributes it to foreign clients' shiPs. The tanker has a storage capacity of 2 million barrels and a distribution capacity of 1.2 million barrels per day.

   Total investment in the vessel was US $723,575, of which US $352,996 was paid in 2007 and the balance will be due over a period of 15 years.

   Future estimated payments are as follows:

2008	US$	25,267
2009		25,267
2010		25,267
2011		25,267
2012		25,267
2013 and thereafter		244,244
Total	US$	370,579

b. PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field. During 2007, an additional contract was incorporated, also with the purpose of supplying nitrogen to the Ku-Maloob-Zap field, extending the original contract until 2027. At December 31, 2007 and 2006, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 18,314,382 and Ps. 13,377,497, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right and obligation to acquiring the vendor's nitrogen plant, under the terms of the contract.

Future estimated payments are as follows:

2008	Ps.	1,969,805
2009		1,695,836
2010		1,717,418
2011		1,721,866
2012		1,742,658
More than 5 years		9,466,799
Total	Ps.	18,314,382

c. During 2003, 2004 and 2005, PEMEX entered into Financed Public Work Contracts ("FPWCs") (formerly known as Multiple Services Contracts or "MSCs"). In connection with these contracts, the contractor, at its own cost, has to administer and support the execution of the works in connection with the FPWCs, which are classified into categories of development, infrastructure and maintenance. The estimated value of the FPWCs as of December 31, is as follows:

Date of contract	Block	2007		2006	
February 9, 2004	Olmos	US$	**343,574**	US$	343,574
November 21, 2003	Cuervito		**260,072**		260,072
November 28, 2003	Misión		**1,035,580**		1,035,580
November 14, 2003	Reynosa-Monterrey		**2,437,196**		2,437,196
December 8, 2003	Fronterizo		**264,977**		264,977
December 9, 2004	Pandura-Anáhuac		**900,392**		900,392
March 23, 2005	Pirineo		**645,295**		645,295
April 3, 2007	Nejo		**911,509**		-
April 20, 2007	Monclava		**433,501**		-
Total		**US$**	**7,232,096**	US$	5,887,086

d. PEMEX, through PMI, enters into sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long term contracts.

NOTE 16 - CONTINGENCIES:

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Such contingent liabilities are discussed below.

(a) PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* ("General Law on Ecological Equilibrium and Environmental Protection"). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of December 31, 2007 and 2006, the reserve for environmental remediation expenses totaled Ps. 2,093,440 and Ps. 2,398,258, respectively. This reserve is included in long-term liabilities in the balance sheet.

(b) As of December 31, 2007, PEMEX was involved in various civil, commercial, tax, criminal, administrative, labor and arbitration lawsuits. Based on the information available, the amount claimed in connection with these lawsuits totaled approximately Ps. 39,209,855. At December 31, 2007, PEMEX had accrued a reserve of Ps. 10,453,830 for these contingent liabilities. Among these lawsuits, are the following:

i. Pemex-Refining is a party to an arbitration proceeding (No. 11760/KGA) filed by CONPROCA, S.A. de C.V. ("CONPROCA") before the International Chamber of Commerce, in which CONPROCA is seeking payment of US$ 633,100 related to construction and maintenance services in the Cadereyta refinery. Pemex-Refining filed a counterclaim against CONPROCA in the amount of US$ 907,000 (which includes the value added tax).

The arbitration panel notified the parties that it will issue an award on this matter on March 31, 2008. As of the date of these financial statements, such award has not been issued. Once it is issued, a hearing on damages will be held.

ii. In April 2004, Construcciones Industriales del Golfo, S.A. de C.V. filed a civil claim against Pemex-Exploration and Production, (exp. 40/2004-VII), for a total amount of Ps. 15,237 plus US$ 219,584 for the removal of deposits in the Salamanca refinery. On September 28, 2007, a judgment was issued in favor of Pemex-Exploration and Production. The plaintiff filed an appeal against this judgment, which was denied on January 21, 2008. The plaintiff then filed a constitutional relief known as *amparo*, which is still pending.

iii. In December 2003, Unión de Sistemas Industriales, S. A. filed a civil claim against Pemex-Refining (exp. 202/2003), seeking Ps. 393,095. The trial is in the evidentiary stages; expert evidence is still pending.

iv. In December 2004, Corporación Mexicana de Mantenimiento Integral S. de R. L. de C. V. ("COMMISA") filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Exploration and Production (IPC-01) for breach of a construction agreement in connection with two platforms in the Cantarell complex.

On January 26, 2007, COMMISA filed a claim seeking US$ 292,043 and Ps. 37,537; and Pemex-Exploration and Production filed a counterclaim seeking US$ 125,897 and Ps. 41,513. On August 10, 2007, each party filed their responses to the claim and counterclaim, respectively. On September 10, 2007, both parties filed their replies, in which COMMISA modified its claim and is, as of the date of these financial statements, seeking US$ 319,900 and Ps. 37,200 in damages. On October 10, 2007, the parties filed their rejoinders. A hearing was held during which each party presented its case to the panel and filed its evidence. On February 15, 2008, the parties filed their pleadings.

The final award is expected to be issued before May 31, 2008 in accordance with a resolution issued by the ICA on February 14, 2008.

v. An arbitration proceeding before the ICA was filed by COMBISA, S. de R. L. de C. V. ("COMBISA") against Pemex-Exploration and Production (IPC-22) seeking US$ 235,770 for the alleged breach of a construction agreement in connection with three platforms in the Cantarell complex. Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMBISA. On July 23, 2007, a final award was granted, pursuant to which COMBISA was ordered to pay US$ 4,600 and Pemex-Exploration and Production was ordered to pay US$ 61,300 as well as financial expenses and the corresponding value added tax. Both parties requested an additional decision to clarify this final award on November 16, 2007. The FCA modified the award such that total amount owed to COMBISA was corrected and Pemex-Exploration and Production was ordered to pay US$ 61,600 as well as financial expenses and the corresponding value added tax. The total amount owed to Pemex-Exploration and Production was ratified.

On January 30, 2008, Pemex-Exploration and Production and COMBISA executed a settlement agreement under which Pemex-Exploration and Production agreed to pay US$ 84,579 (plus the value added tax) and COMBISA agreed to pay US$ 4,594 plus the value added tax). This claim, which was initially for a total amount of US $235,770, concluded with a payment of US $91,983 to COMBISA.

vi. COMMISA filed a claim before the ICA against Pemex-Exploration and Production (IPC-28) seeking approximately US$142,400 and Ps. 40,199 for, among other things, the alleged breach of a contract (PEP-O-IT-136/08) related to two vessels, the Bar Protector and Castoro 10, both of which are located in the Cantarell complex. Pemex-Exploration and Production filed a counterclaim. On February 11, 2008, Pemex-Exploration and Production was notified of an award pursuant which Pemex-Exploration and Production was ordered to pay Ps. 10,928 and US $75,075, plus the value added tax and US $200 related to arbitration expenses.

COMMISA filed a request to execute this award, which was notified to Pemex-Exploration and Production on March 24, 2008. As of the date of these financial statements, an answer to this request will be filed by Pemex-Exploration and Production.

vii. A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 262/2005-II) seeking approximately Ps. 1,647,629 for damages in connection with the alleged breach of a tank truck transportation agreement. On March 7, 2008 a final hearing was held in which both parites filed their allegations. A final judgement is still pending.

viii. A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 271/2005-I) asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years in accordance with the tank truck transportation agreement mentioned in paragraph vii above. On January 23, 2008, a final hearing was held in which both parites filed their allegations. A final judgement is still pending.

ix. A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining, (295/2007), seeking a judicial judgment declaring the breach of a services agreement dated March 26, 1993 and damages, among other expenses.

On October 31, 2007, Pemex-Refining was summoned and a precautionary measure was granted to the plaintiff requesting Pemex-Refining to replace tank trucks and grant the appropiate authorizations. On November 5, 2007, Pemex-Refining filed a motion stating that the judge lacked jurisdiction, which was granted and the trial suspended. The resolution of this motion is still pending. A request for constitutional relief known as an *amparo* was filed by Pemex-Refining against the precautionary measure, which was accepted by the *Juzgado Quinto de Distrito en Materia Civil* ("Fifth Civil District Court").

x. A request for Constitutional relief known as an *amparo* was filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. for alleged violation of its mining concesions and for the excecution of development, infrastructure and manteinance works in non-associated gas fields under a public works contract (No. 414105826) and a modification of the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* ("Regulatory Law to Article 27 of the Political Constitution Concerning Petroleum Affairs"). The purpose of this contract was to explore non-associated gas in the same fields where the plaintiffs have their mining concessions.

The plaintiffs argue they have a right to exploit gas found in the fields located under their mining concessions. As of the date of these financial statements, a final judgment is still pending. A third arbitrator expert's opinion on Geology and a constitutional hearing are still pending.

xi. An arbitration proceeding before the ICA was filed by Tejas Gas de Toluca, S. de R.L. de C.V. against Gas Natural México S.A. de C.V. ("GNM") and Pemex-Gas and Basic Petrochemicals seeking, among other things, compliance with a transportation agreement and its amendments as agreed in February, 2001 and November, 2001. This agreement was executed for the operation of the Palmillas-Toluca pipeline.

In February 2008, several hearings were held with the arbitration panel and the part involved, during which a summary of claims and counterclaims were presented. On February 26, 2008, the initial arbitration report was executed and a provisional arbitration calendar was agreed.

xii. In connection with the claims filed by a group of Congressmen from the LIXth Legislature against Pemex-Exploration and Production related to the Financed Public Works Contracts program ("FPWC"), as of the date of these financial statemets only one claim remains open since Pemex-Exploration and Production obtained a favorable judgement in the other similar claims filed by these plaintiffs.

The remaining claim relates to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. ("PTD") for the Cuervito natural gas production block before the *Juzgado Noveno de Distrito en Materia Civil del Distrito Federal* ("Ninth Civil District Court") in Mexico City. On December 12, 2007, Pemex-Exploration and Production was summoned after an appeal filed by PTD was denied. Pemex-Exploration and Production filed a motion arguing the lack of capacity of the plaintiffs due to the termination of their positions as Congressmen. the trial is in the evidenciary stage.

xiii. In August 2007, a civil claim (12/2007) was filed by Leoba Rueda Nava against Petróleos Mexicanos and Pemex-Refining. This claim was presented to the *Juzgado Decimocuarto de Distrito del Décimo Circuito* ("Fourteenth District Court of the Tenth Circuit") in Coatzacoalcos, Veracruz. Plainiffs seek, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. The trial is in the evidenciary stage. Judicial inspection, confesional and testimonial evidences have been filed. As of the date of these financial statemets expert opinions are still pending.

xiv. Administrative proceedings were initiated by the Federal Competition Commission (the "Commission"). On December 7, 2007, the Commission issued a resolution prohibiting Pemex-Refining from engaging in anti-competitive practices in trading and distributing greases and lubricants in service stations, without specifically requesting a modification or termination of a license agreement. Pemex-Refining filed an *amparo* against this resolution, which is still pending.

In January 2008, the Commission requested Pemex-Refining to provide evidence related to the compliance of a resolution issued by the Commission in 2003 in connection with this same subject. Pemex-Refining informed the Commission that a suspension was granted to Bardahl de México, S. A. de C. V. ("Bardahl") in several *amparos* to maintain the exclusivity right of the Mexlub trademark until a final resolution was issued.

xv. Several claims have been filed by Impulsora Jalisciense, S. A. de C. V. and Mexicana de Lubricantes, S. A. de C. V.

An *amparo* (1519/2005) was filed by Impulsora Jalisciense, S.A. de C.V., before the *Juzgado Quinto de Distrito en Materia Administrativa* ("Fifth Administrative District Court") in the State of Jalisco. This proceeding has been joined with a pending proceeding filed by Bardahl against the execution of any resolutions lubricants manufactured by Bardahl.

These *amparos* are suspended due to several objections filed by Bardahl. A constitutional hearing is still pending.

xvi. A civil claim (28/2007) was filed by Mexicana de Lubricantes, S. A. de C. V. against Pemex-Refining seeking, among other things, a judicial judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes, S. A. de C. V. and Pemex-Refining: 1) License and Trademark contract; 2) Basic greases supply contract; and 3) Manufacture contract of lubricants and greases for Petróleos Mexicanos and the

Subsidiary Entities. The claim was summoned and Pemex-Refining was required to file its response in April.

The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.

NOTE 17— HYDROCARBON RESERVES (Unaudited)

Under the Mexican Constitution and the Organic Law of Petróleos Mexicanos and the Subsidiary Entities, all oil and other hydrocarbons reserves are property of the Mexican Nation. Under the Organic Law, PEMEX has the exclusive rights to extract and exploit Mexico's petroleum reserves. However, given that such reserves are not PEMEX's property, they are not recorded on PEMEX's accounting records. Beginning in 1997, PEMEX reviewed the procedures to calculate such reserves in accordance with the regulations of the U.S. Securities and Exchange Commission, established in Rule 4-10(a) of Regulation S-X of the United States Securities Act of 1934 ("Rule 4-10(a)"). Based on technical studies internally performed in accordance with Rule 4-10(a), the estimated crude oil and gas reserves were 14.7 billion of barrels of crude oil as of December 31, 2007 and 15.5 billions as of December 31, 2006. These reserves may be increased based on adjustment by reviewing engineers, increases and developments and decreased based on production of the year. The estimate of such reserves could vary from one analyst to another. In addition, the results of drilling, testing and production subsequent to the date of the estimate are used for future reviews of these reserves.

NOTE 18—SEGMENT FINANCIAL INFORMATION:

PEMEX's primary business is the exploration and production of crude oil and natural gas and refining and marketing of petroleum products, conducted through four business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. Management makes decisions related to the operations of the consolidated business along these four strategic lines.

The primary sources of revenue for the segments are as described below:

- Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil, through PMI Group, to international markets. Export sales are made through PMI Group to approximately 25 major customers in various foreign markets. Less than half of PEMEX crude oil is sold domestically; however, these amounts are in large part sufficient to satisfy Mexican domestic demand.

- Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining's sales are to third parties and occur within the domestic market. The entity supplies the *Comisión Federal de Electricidad* ("CFE") with a significant portion of its fuel oil production. Pemex-Refining's most important products are different types of gasoline.

- Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

- Pemex-Petrochemical is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products that generate large revenues, the majority of which come from methane derivatives, ethane derivatives and aromatics and derivatives.

In making performance analyses for the entities, PEMEX's management focuses on sales volumes and gross revenues as primary indicators of the performance analyses.

Income (loss) and identifiable assets for each segment have been determined before intersegment adjustments. Sales between segments are made at internal transfer prices established by PEMEX, which reflect international market prices.

Following is the condensed financial information of these segments:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Year ended December 31, 2007							
Sales -							
Trade	Ps. -	Ps.430,382,930	Ps.139,963,302	Ps.21,701,729	Ps. 542,926,858	Ps. -	Ps. 1,134,974,819
Intersegment	912,295,482	42,229,528	82,940,711	35,942,074	247,993,773	(1,321,401,568)	-
Services income	-	-	-	-	1,880,032	(819,423)	1,060,609
Total net sales	912,295,482	472,612,458	222,904,013	57,643,803	792,800,663	(1,322,220,991)	1,136,035,428
Gross income	740,811,644	(81,024,508)	15,816,747	(6,559,693)	41,180,144	(34,854,648)	675,369,686
Operating income (loss)	707,401,828	(114,306,785)	7,335,910	(14,115,424)	5,850,043	(1,734,890)	590,430,682
Comprehensive financing cost	(25,561,647)	(5,764,552)	1,071,281	(1,181,167)	10,097,224	1,292,274	(20,046,587)
Net income (loss)	19,966,387	(45,653,619)	4,958,173	(16,085,945)	(11,473,248)	29,980,683	(18,307,569)
Depreciation and amortization	57,262,960	10,159,674	3,437,370	1,091,848	639,866	-	72,591,718
Labor cost reserve	29,124,816	28,579,131	6,491,464	8,215,002	12,896,453	-	85,306,866
Taxes and duties	663,549,438	3,846,738	5,537,391	257,203	4,064,958	-	677,255,728
Acquisition of fixed assets	99,252,970	22,912,301	5,871,320	998,725	324,582	-	129,359,898
Total assets	1,237,968,403	417,393,498	133,970,702	79,872,062	2,331,376,672	(2,870,300,731)	1,330,280,606
Current assets	630,760,334	229,536,695	85,311,492	58,650,943	495,164,854	(1,070,863,531)	428,560,787
Investments in shares	342,538	157,094	1,095,666	-	612,696,004	(581,227,948)	33,063,354
Fixed assets	565,433,958	162,585,821	42,005,574	15,569,956	8,250,144	-	793,845,453
Current liabilities	191,867,210	148,709,748	33,463,623	8,896,698	929,478,616	(1,022,952,043)	289,463,852
Labor reserve	180,931,471	178,386,606	40,791,915	49,058,100	79,033,180	-	528,201,272
Total liability	998,713,758	377,308,387	85,452,634	59,275,500	2,262,119,197	(2,502,496,731)	1,280,372,745
Equity	239,254,644	40,085,112	48,518,068	20,596,562	69,257,475	(367,804,000)	49,907,861
Year ended December 31, 2006							
Sales -							
Trade	Ps. -	Ps. 406,963,236	Ps. 138,687,862	Ps. 21,638,776	Ps. 535,144,047	Ps. -	Ps.1,102,433,921
Intersegment	890,012,141	46,242,429	83,058,212	9,654,394	171,981,054	(1,200,948,230)	-
Services income	-	-	-	-	1,707,386	(631,439)	1,075,947
Total net sales	890,012,141	453,205,665	221,746,074	31,293,170	708,832,487	(1,201,579,669)	1,103,509,868
Gross income	718,463,139	(52,193,884)	18,030,329	(4,925,440)	31,717,998	(25,840,484)	685,251,658
Operating income (loss)	690,607,335	(82,910,431)	10,720,768	(11,854,541)	(1,720,065)	(565,837)	604,277,229
Comprehensive financing cost	(24,174,018)	(9,026,219)	1,134,603	(4,173,330)	12,659,001	(266,662)	(23,846,625)
Net income (loss)	75,888,386	(35,325,390)	6,311,661	(18,029,704)	54,656,089	(36,547,837)	46,953,205
Depreciation and amortization	51,819,623	8,723,393	3,529,726	902,845	696,602	-	65,672,189
Labor cost reserve	25,562,500	24,775,200	5,637,100	6,972,400	11,546,149	-	74,493,349
Taxes and duties	591,866,238	3,165,413	4,703,707	394,529	4,634,622	-	604,764,509
Acquisition of fixed assets	61,906,641	13,231,096	5,132,529	1,712,598	15,667,903	-	97,650,767
Total assets	1,096,349,650	356,909,402	133,753,202	72,279,723	2,038,713,342	(2,447,984,895)	1,250,020,424
Current assets	533,417,998	173,292,736	84,553,543	50,300,628	457,242,716	(899,414,425)	399,393,196
Investments in shares	330,752	157,094	1,967,913	-	491,078,954	(460,773,767)	32,760,946
Fixed assets	514,467,528	156,937,920	41,253,162	15,908,016	8,628,831	-	737,195,457
Current liabilities	84,578,731	113,869,248	38,595,497	11,677,253	787,977,256	(860,383,856)	176,314,129
Labor reserve	162,516,165	160,501,772	36,305,067	43,602,148	68,740,031	-	471,665,183
Total liability	805,563,141	322,204,631	84,445,277	55,768,854	1,984,483,183	(2,043,900,288)	1,208,564,798
Equity	290,786,509	34,704,770	49,307,958	16,510,869	54,230,161	(404,084,641)	41,455,626
Year ended December 31, 2005							
Sales -							
Trade	Ps. -	Ps. 381,355,382	Ps. 144,987,328	Ps. 21,826,900	Ps. 454,436,655	Ps. -	Ps. 1,002,606,265
Intersegment	773,336,701	41,307,675	89,170,404	9,518,438	131,997,076	(1,045,330,294)	-
Services income	-	-	-	-	1,875,001	(650,193)	1,224,808
Total net sales	773,336,701	422,663,057	234,157,732	31,345,338	588,308,732	(1,045,980,487)	1,003,831,073
Gross income	594,226,368	3,088,433	20,740,515	(5,601,679)	7,885,280	(6,451,743)	613,887,174
Operating income (loss)	567,556,903	(28,902,246)	10,678,648	(9,781,605)	(20,166,208)	20,317,888	539,703,380
Comprehensive financing cost	8,683,177	(3,859,422)	2,598,710	(3,550,361)	(13,145,650)	4,437,455	(4,836,091)
Net income (loss)	(19,701,797)	(57,508,914)	7,213,898	(17,851,654)	(76,533,529)	82,024,014	(82,357,982)
Depreciation and amortization	42,648,709	8,662,918	3,857,966	1,075,044	750,720	-	56,995,357
Labor cost reserve	22,739,043	21,067,212	4,782,355	5,742,055	9,336,373	-	63,667,038
Taxes and duties	595,838,203	24,443,717	2,412,419	262,157	3,917,966	-	626,874,462
Acquisition of fixed assets	29,498,613	6,537,813	1,936,748	2,511,707	43,829,686	-	84,314,567

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Total assets	910,762,474	320,419,181	104,721,683	55,842,991	1,624,736,468	(1,890,886,536)	1,125,596,261
Current assets	379,304,272	138,951,636	56,041,394	33,282,845	429,691,461	(721,191,173)	316,080,435
Investments in shares	227,313	157,094	1,276,801	-	231,359,791	(204,339,923)	28,681,076
Fixed assets	475,493,308	152,858,631	40,924,037	15,850,726	9,340,494	-	694,467,196
Current liabilities	123,657,961	114,490,526	21,971,433	53,748,694	554,475,788	(690,761,619)	177,582,783
Labor reserve	142,000,010	137,607,036	30,508,286	36,672,374	58,796,102	-	405,583,808
Total liability	747,717,710	303,672,915	59,003,711	90,957,975	1,639,794,045	(1,686,540,129)	1,154,606,227
Equity	163,044,885	16,746,308	45,717,987	(35,114,975)	(15,057,361)	(204,346,661)	(29,009,817)

NOTE 19—FISCAL REGIME:

On December 21, 2005, the Mexican Congress approved a new fiscal regime for PEMEX, which was published in the Official Gazette of the Federation, effective January 1, 2006.

Under this new fiscal regime, PEMEX's contributions remain established by the *Ley Federal de Derechos* ("Federal Duties Law"), except for the Excess Gain Duties (Crude Oil Gain Tax), which is established by the Federal Income Law. The fiscal regime for PEMEX applicable for 2006 and 2007 contemplated the following duties:

a. The Ordinary Hydrocarbons Duty - In 2006 and 2007, this duty applied a variable rate that depended on the price of Mexican crude oil for export. In 2006 and 2007, the rate ranged from 78.68% to 87.81% (depending on the price of Mexican crude oil).

The method of calculating this duty is the value of the extracted total production of crude oil and natural gas during the year minus certain permitted deductions (including investments, plus some costs, expenses and duties). During 2007, PEMEX made daily and weekly advance payments to the account of this duty, in the amount of Ps. 464,837,848 (Ps. 231,326,765 daily and Ps. 233,511,083 weekly). During 2006, PEMEX made daily and weekly advance payments to the account of this duty, in the amount of Ps. 541,916,001 (Ps. 269,596,338 daily and Ps. 272,319,663 weekly).

b. Hydrocarbon Duty for the Oil Revenues Stabilization Fund – This duty was applied at a rate between 1% and 10% of the value of the extracted crude oil production where the yearly weighted average crude oil export price for a certain year exceeds between US$ 22.00 and US $30.00 per barrel.

c. Extraordinary Duty on Crude Oil Exports – This duty was applied at a rate of 13.1% on the difference between the value realized for crude oil exports and the budgeted crude oil price of US$42.80, times the annual export volume. This duty is to be credited against the Hydrocarbon Duty for the Oil Revenues Stabilization Fund. The income from this duty is designated to the states of Mexico via the Income of the Federative Entities Stabilization Fund.

d. Excess Gains Renevue Duty- This duty was derogated in 2007, however during 2006, applied a rate of 6.5% to the difference between the realized value and the budgeted value of crude oil exports of US$ 36.50. This duty is to be credited against the Hydrocarbon Duty to Fund Stabilization and, where necessary, against the Ordinary Hydrocarbon Duty.

e. Duty for the Fund for Scientific and Technological Research on Energy – This duty was applied at a rate of 0.05% to the value of the extracted production of crude oil and natural gas for the year. The revenues from this tax are designated for the *Instituto Mexicano del Petróleo* ("Mexican Petroleum Institute") in accordance with the *Presupuesto de Egresos de la* Federación ("Federal Expenditure Budget").

f. Duty for the Fiscal Monitoring of Oil Activities – This duty was applied at a rate of 0.003% to the value of extracted production of crude oil and natural gas for the year. The revenues from this tax are designated for the *Auditoria Superior de la Federación* ("Supreme Federal Audit") in accordance with the Federal Expenditure Budget.

g. Additional Duty – This duty is applied if the actual production of crude oil in the years 2006, 2007 and 2008 is less than the target production, but only when the shortfall is not by reason of force majeure, act of god or energy policy.

h. Special Tax on Production and Services – In accordance with the regulations in effect, PEMEX is subject to the Special Tax on Production and Services ("IEPS"), which applies to the import and sale of gasoline and diesel. The IEPS is paid to SHCP monthly, after deducting the daily advance payments. The rates applicable to this tax depend on factors such as the type of product, price of reference, the region where one sells, additional freight and applicable commissions.

In 2005, increase in international prices of hydrocarbons and petroleum products caused the rate of the IEPS tax to be negative, which was absorbed by PEMEX. On January 1, 2006, the Federal Revenue Law was amended, allowing to PEMEX to credit the negative IEPS against other taxes and payments to which PEMEX is also subject. As a result of this PEMEX recognized in 2007 and 2006 revenue of approximately Ps. 72,137,000 and Ps. 57,330,998 (Ps. 55,256,000 nominal value), respectively, presented in the consolidated statement of operations within "Other revenues". As of December 31, 2007, there was a negative balance of IEPS tax credit of Ps. 32,943,613 (see Note 6).

i. Hydrocarbon Income Tax ("IRP") – This tax is calculated by applying a 30% rate on the excess of the total revenues minus the authorized deductions pursuant to the specific rules expressed by the SHCP.

For the years ended December 31, 2007 and 2006 PEMEX generated an IRP as follows:

	2007	2006
Current IRP	Ps. 4,070,364	Ps. 3,705,184
Deferred IRP	1,867,292	1,031,619
	5,937,656	4,736,803
Inflation effect	92,711	178,056
Total IRP	Ps. 6,030,367	Ps. 4,914,859

In accordance with Article 7 of the Federal Revenue Law from January 1, 2007, Petróleos Mexicanos and the Subsidiary Entities, except Pemex-Exploration and Production, were required to make daily payments (including non-working days) of Ps.3,314 to the account of the IRP during the fiscal year. On the first working day of every week of the fiscal year, PEMEX would have to pay Ps.23,262. Through December 31, 2007, the daily and weekly payments made to the Federal Treasury totaled Ps.2,442,496. As of December 31, 2007, Pemex has causes Ps. 3,431,142 of IRP.

Since July 2006, the daily and weekly payments of IRP were suspended in accordance with the official written communications numbers 102-K-129, 102-K-150, 102-K-173, 102-K-185,102-K-194 and 102-K-219 on June 10, July 28, August 31, September 28, October 31 and November 30, 2006, respectively, issued by the Department of Income of the SHCP, pursuant to paragraph VIII of article 7 of the Federal Revenue Law of 2006.

The principal concepts that cause the deferred IRP are the following:

	2007	2006
Deferred asset IRP:		
Advance from customers	Ps. 491,424	Ps. 518,388
Provision for insurance	94,892	115,176
Provision for contingencies	19,918	11,831
Environmental reserve	63,508	85,255
Allowance for uncollectible	8,899	9,870
	678,641	740,520
Deferred liability IRP:		
Advance insurance	(2,692)	(7,314)
Properties, plants and properties	(5,552,588)	(3,855,675)
	(5,555,280)	(3,862,989)
Long term liability	Ps. (4,876,639)	Ps. (3,122,469)

j. Value Added Tax – For purposes of determining the Value Added Tax ("VAT"), PEMEX follows the criterion for excluding only the interests paid for institutions of credit and credit unions in accordance with the fraction V of the article 15 of the Regulation of Value Added Tax.

k. Income and Assets Taxes - Certain Subsidiary Companies are subject to the income tax law and the assets tax law.

For the years ended December 31, 2007, 2006 and 2005, the Subsidiary Companies incurred the following income tax:

	2007		2006		2005	
Current income tax	Ps.	3,253,655	Ps	4,771,281	Ps.	3,487,273
Deferred income tax		(27,414)		(166,237)		494,405
	Ps.	3,226,241	Ps.	4,605,044	Ps.	3,981,678

The principal concepts that cause the Deferred Income Taxes are the following:

	2007		2006	
Deferred asset income taxes:				
Losses of prior years	Ps.	653	Ps.	8,359
Deferred liability income taxes:				
Properties, plants and equipment		(1,535,911)		(1,483,062)
Long term liability	Ps.	(1,535,258)	Ps.	(1,474,703)

On October 1, 2007, a modification to the Federal Duties Law was published in the Official Gazette of the Federation. Effective January 1, 2008, the fiscal regime applicable to Pemex-Exploration and Production was modified.

NOTE 20—NEW ACCOUNTING PRONOUNCEMENTS

The CINIF has issued the following FRS, effective for years beginning after December 31, 2007, and which do not provide for earlier application:

(a) **FRS B-10 *"Effects of inflation"*-** FRS B-10 supersedes Bulletin B-10 and its five amendments, as well as the related circulars and INIF. The principal guidelines established by this FRS are: (i) The use of *unidades de inversión* ("UDIs") to determine the inflation for a given period; (ii) the elimination of inventory replacement costs as well as specific indexation for fixed assets, (iii) the requirement to recognize the effects of inflation only when operating in an inflationary economic environment (accumulated inflation equal to or higher than 26% in the most recent three-year period); and (iv) reclassification of the accounts of gain or loss from holding non-monetary assets ("RETANM"), monetary position gains or losses ("REPOMO"), and deficit/excess in equity restatement, to retained earnings, when the unrealized portion is not identified.

Management estimates that the initial effects of this new FRS will be a charge to retained earnings and a credit to surplus in the restatement of equity in the amount of Ps. 178,171,999, and will have no effect on assets, liabilities, equity or net income.

(b) **FRS D-3** ***"Employee benefits"***- FRS supersedes Bulletin D-3, the portion applicable to Employee Statutory Profit Sharing ("ESPS") of Bulletin D-4 and INIF The principal guidelines established by this FRS are: (i) a maximum of five years for amortizing unrecognized/unamortized items, with the option to immediatly recognitize of actuarial gains or losses in results of operations; (ii) the elimination of the recognition of an additional liability and related intangible asset and any related item as a separate element of equity; (iii) the inclusion severance benefits in results of operations; and (iv) the presentation of ESPS, including deferred ESPS, in the statement of income as ordinary operations. Additionally, FRS D-3 establishes that the asset and liability method required by FRS D-4 should be used for determining deferred ESPS, and that any effects arising from the change are to be recognized in retained earnings, with no restatement of prior years' financial statements.

As of date of these financial statements, management is still in the process of determining the initial effects of this new FRS.

(c) **FRS D-4** ***"Tax on earnings"***- FRS supersedes Bulletin D-4 and Circulars 53 and 54. The principal guidelines established by this FRS are: (i) the reclassification of the cumulative income taxes effects resulting from the initial adoption of Bulletin D-4 in 2000 to retained earnings; (ii) the recognition of the *Impuesto al Activo* ("IMPAC") as a tax credit (benefit), rather than as a tax prepayment; and (iii) the transfer of accounting treatment of ESPS incurred and deferred to FRS D-3, as discussed in paragraph (b) above.

Management estimates that the initial effects of this new FRS will not be material.

(d) **FRS B-2** ***"Statement of cash flows"***- FRS supersedes Bulletin B-12 and paragraph 33 of Bulletin B-16. The principal guidelines established by this FRS are: (i) the replacement of the statement of changes in financial position with the statement of cash flows; (ii) the reporting of cash inflows and cash outflows in nominal currency units *i.e.* the effects of inflation are not included; (iii) the establishment of two alternative preparation methods (direct and indirect), without stating preference for either method. In addition, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and finally, cash flows from financing activities; (iv) the reporting of captions of principal items as gross; and (v) the requirement of disclosure of the composition of those items considered cash equivalents.

(e) **FRS B-15 "*Translation of foreign currencies*"**- FRS B-15 supersedes Bulletin B-15. The principal guidelines established by this FRS are: (i) the substitution of the integrated foreign operation and foreign entity concepts for determining recording currency, functional currency and reporting currency, requiring that translation be made based on the economic environment in which the entity operates, regardless of its dependency on the holding company; and (ii) the inclusion of translation procedures for those instances where the reporting currency is different from the functional currency.

NOTE 21 - SUBSEQUENT EVENTS:

On April 11, 2008, the average price of the crude oil for exportation was of US$91.84 per barrel; this price increased by approximately 11.4 % as compared to the average price as of December 28, 2007 which was US$82.44 per barrel.

On April 11, 2008, the exchange rate was Ps. 10.5503 per dollar, which is 2.1 % less than the exchange rate as of December 31, 2007, which was Ps.10.8662.

On April 8, 2008, the Mexican President sent to the Mexican Congress an Energy Reform Initiative.

The Energy Reform includes five fundamental initiatives:

- A new Organic Law for Petróleos Mexicanos.
- Modifications to the Organic Law of the Public Federal Administration.
- Creation of an oil commission, which would be decentralized entity under the *Secretaría de Energía* (Energy Ministry or "SENER"), with technical and operative autonomy.
- Extensive modifications to the *Ley Reglamentaria*, ("Regulatory Law").
- Extensive modifications to the *Ley de la Comisión Reguladora de Energía* ("Law of the Regulatory Commission of Energy").

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

AUDITED INFORMATION

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES		NUMBER OF SHARES	% OWNERSHIP
Integrated Trade System, Inc.	International trading services	1	8,860	100
Kot Insurance Company, Ltd.	Reinsurance	2	7,000,000	100
P.M.I. Comercio Internacional, S.A. de C.V.	International crude oil trader	3	2,214,241	98.33
P.M.I. Holdings B.V.	Holding	4	40	100
P.M.I. Holdings N.V.	Holding	5	6,200	100
P.M.I. Trading, Ltd.	Int. refined products trader	6	4,900	48.51
P.M.I. Marine, Ltd.	Crude oil trader	7	230,275	100
Mex-Gas Internacional, Ltd.	Gas trader	8	1,000	100

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T+ International crude oil trader

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T+ Holding

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T+ Holding

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Date: 5/22/2008 2:28:56 PM
T+ Int. refined products trader

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Author: ebustama
Subject: Text Box
Date: 5/22/2008 2:29:01 PM
T+ Crude oil trader

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Date: 5/22/2008 2:29:06 PM
T+ Gas trader

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO
AUDITED INFORMATION

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES		NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican ACQUISITION COST	BOOK VALUE
Repsol YPF	Oil company	1	59,971,771	4.94		23,146,257
Deer Park Refining, Limited	Oil company	2	1			7,113,824
Mexicana de Lubricantes, S.A. de C.V. (Mexlub)	Lubricants trader	3	17,879,561	46.85	178,796	157,094
Gasoductos de Chihuahua, S. de R.L. de C.V.	Gas transportation	4	393,049,321	50	393,579	1,765,631
I.I.I., S.A.	Assets Holding	5	62,167,264	100	62,167	1,122,215
Cia. Mexicana de Exploraciones, S.A. de C.V.	Onshore and offshore exploring	6	25,333,847	60	8,152	309,188
Pan American Suphur Company, Ltd.	Sulphur storage and distribution	7	1,498	99.87	5,271	18,790
Pasco International, Limited	Sulphuric acid storage	8	1,000	100	47,325	33,714
Otras inversiones			1			1,019,357
Estimación de Fluctuación en Inversiones			1			-837,397
TOTAL INVESTMENT IN ASSOCIATES					695,290	33,848,673
OTHER PERMANENT INVESTMENTS						156,978
TOTAL						34,005,651

NOTES

Se capturó en la columna de número de acciones, el número uno por motivos de validación, ya que no se cuenta con acciones en dichas compañías.

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MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 04 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

AUDITED INFORMATION

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BANCO JPMORGAN, SA, INSTITUC	NOT APPLIED	29/10/2004	08/11/2012	11.00		0	4,000,000	0	0	0						
NACIONAL FINANCIERA, S.N C	NOT	10/08/2004	15/12/2009	4.20								234,040	234,040	0	0	0
NACIONAL FINANCIERA, S.N C	NOT	23/12/2002	29/12/2008	5.59								1,086,620	0	0	0	0
BANCO NACIONAL DE COMERCIO E	NOT	26/08/2003	30/08/2016	5.44								217,324	217,324	217,324	217,324	1,412,808
CITIBANK N.A. (1) (9)	YES	12/05/2008	18/05/2013	4.86								0	0	0	18,299,300	28,882,080
CALYON NEW YORK BRANCH (1)	YES	14/08/2007	29/02/2008	4.87								27,166,800	0	0	0	0
FSO INC. (1)(7)	YES	14/08/1998	14/08/2008	15.00								342,888	0	0	0	0
BERGESEN WORLDWIDE LTD. (1)	YES	23/07/2007	23/08/2022	9.00								274,563	274,563	274,563	274,563	2,839,560
SECURED																
NACIONAL FINANCIERA, S.N.C.	NOT	07/11/1990	20/11/2015	5.80								313,804	313,804	313,804	313,804	1,294,416
A/B EXPORTFINANS (1) (7)	YES	18/11/1998	15/10/2008	4.62								28,792	0	0	0	0
A/B EXPORTFINANS (1) (7)	YES	15/10/2001	30/03/2014	3.72								282,814	192,106	173,457	173,457	238,112
ABN AMRO BANK, N V (1) (7	YES	23/12/2002	30/09/2014	4.80								182,948	182,948	182,948	182,948	482,372
ABN AMRO BANK, N.V. (1) (8	YES	20/12/1999	30/09/2010	7.42								407,796	407,796	203,888	0	0
ABN AMRO BANK, N.V. (1) (8	YES	08/03/2000	01/04/2011	5.23								434,848	434,848	434,848	78,542	0
ABN AMRO BANK, N.V. (1) (8	YES	11/05/2001	20/12/2012	4.85								325,986	325,986	325,986	325,986	325,986
ABN AMRO BANK, N V (1) (8	YES	03/12/2001	30/09/2010	4.72								59,621	59,621	29,811	0	0
ABN AMRO BANK, N V (1) (8	YES	27/09/2002	27/09/2012	5.43								8,224	8,224	8,224	8,224	8,224
ABN AMRO BANK, N V (1) (8	YES	30/09/2002	19/12/2013	4.85								325,986	325,986	325,986	325,986	404,005
ABN AMRO BANK, N.V. (1) (8	YES	03/01/2003	01/10/2012	5.14								20,725	20,725	20,725	20,725	20,725
ABN AMRO BANK, N.V. (1) (8	YES	01/03/2003	01/09/2012	4.91								181,838	181,838	181,838	181,838	90,918
ABN AMRO BANK, N.V. (1) (8	YES	13/07/2004	16/09/2014	4.85								383,513	383,513	383,513	383,513	920,013
ABN AMRO BANK, N.V. (1) (8	YES	03/11/2005	29/09/2015	4.75								383,513	383,513	383,513	383,513	1,342,296
ABN AMRO BANK, N.V. (1) (8	YES	30/11/2005	15/12/2015	4.85								318,894	318,894	318,894	318,894	1,275,576
BANCO SANTANDER CENTRAL HISP	YES	04/08/2008	29/08/2008	5.43								33,888	0	0	0	0
BANCO SANTANDER CENTRAL HISP	YES	10/04/2003	23/06/2011	5.08								68,960	53,988	14,929	1,121	0
BANCO SANTANDER CENTRAL HISP	YES	26/03/2007	15/03/2014	4.85								158,231	158,231	158,231	158,231	388,079
BARCLAYS BANK,P.L.C. (1) (	YES	23/12/1999	15/12/2010	4.83								175,096	175,096	175,096	0	0
BARCLAYS BANK,P.L.C. (1) (	YES	25/09/2001	30/09/2013	4.83								141,381	141,381	141,381	141,381	311,881
BARCLAYS BANK,P.L.C. (1) (	YES	14/03/2003	10/12/2013	4.90								217,324	217,324	217,324	217,324	234,482
BARCLAYS BANK,P.L.C (1) (	YES	03/07/2003	30/03/2014	5.42								51,788	51,788	51,788	51,788	128,465
BARCLAYS BANK,P.L.C. (1) (	YES	10/09/2004	15/12/2013	4.83								258,675	258,675	258,675	258,675	437,844
BNP PARIBAS (1) (9)	YES	18/06/2003	15/03/2014	5.51								434,848	434,848	434,848	434,848	1,086,620

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 04 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

CONSOLIDATED

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution	With foreign institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BNP PARIBAS (1) (8)	YES	07/03/2005	06/03/2014	4.90								511,361	511,361	511,361	511,361	1,278,378
BNP PARIBAS (1) (8)	YES	03/11/2005	25/01/2015	5.37								511,361	511,361	511,361	511,361	1,788,727
BNP PARIBAS (1) (8)	YES	30/11/2005	30/06/2015	4.73								447,432	447,432	447,432	447,432	1,888,011
CALYON NEW YORK BRANCH (1)	YES	30/11/2006	25/02/2017	5.32								0	9,519	9,519	9,519	82,336
J P MORGAN CHASE (1) (8)	YES	03/02/2000	08/03/2012	5.66								67,212	67,212	67,212	57,148	23,540
DEUTSCHE BANK (1) (8)	YES	06/11/2002	18/12/2013	4.92								25,783	25,783	23,332	20,881	41,762
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/08/2012	4.91								299,804	299,804	299,804	299,804	111,826
EXPORT DEVELOPMENT CANADA (	YES	04/07/2003	29/09/2015	5.10								217,324	217,324	217,324	217,324	651,972
EXPORT DEVELOPMENT CANADA (	YES	08/09/1999	16/04/2013	5.21								33,043	23,968	17,537	8,679	4,479
EXPORT DEVELOPMENT CANADA (	YES	22/12/1999	16/12/2010	4.85								217,324	217,324	217,324	0	0
HSBC BANK PLC (1) (7)	YES	02/08/2005	26/10/2015	5.46								13,197	13,197	13,197	13,197	80,082
HSBC BANK PLC (1) (7)	YES	16/10/1998	17/04/2014	5.18								20,807	20,807	20,807	20,807	62,018
HSBC BANK PLC (1) (7)	YES	14/06/2005	08/10/2014	5.11								132,713	123,889	116,306	115,296	233,586
HSBC BANK PLC (1) (8)	YES	25/08/2004	30/11/2013	4.96								11,385	11,385	11,385	11,385	19,423
HSBC BANK PLC (1) (8)	YES	30/08/2004	14/02/2014	5.40								36,889	36,889	36,889	36,889	82,222
HSBC BANK PLC (1) (8)	YES	23/11/2004	08/01/2013	5.39								67,082	67,082	67,082	67,082	86,623
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	5.33								49,817	49,817	49,817	49,817	89,234
HSBC BANK PLC (1) (8)	YES	16/02/2006	26/10/2013	4.84								7,139	7,139	7,139	7,139	14,278
HSBC BANK PLC (1) (8)	YES	24/08/2005	30/06/2014	4.61								2,156	2,156	2,156	2,156	6,380
HSBC BANK PLC (1) (8)	YES	29/08/2006	30/04/2013	4.83								31,910	31,910	31,910	31,910	47,866
HSBC BANK PLC (1) (8)	YES	18/08/2006	18/09/2014	5.51								30,819	30,819	30,819	30,819	92,456
HSBC BANK PLC (1) (8)	YES	23/08/2006	30/08/2014	4.81								9,252	9,252	9,252	9,252	23,130
HSBC BANK PLC (1) (8)	YES	14/11/2006	30/08/2017	4.75								0	27,314	27,314	27,314	180,226
HSBC BANK PLC (1) (8)	YES	08/12/2006	08/11/2013	4.79								38,833	38,833	38,833	38,833	77,667
HSBC BANK PLC (1) (8)	YES	04/04/2006	23/11/2014	4.66								21,098	21,098	21,098	21,098	63,294
HSBC BANK PLC (1) (8)	YES	08/04/2006	27/12/2014	4.73								18,219	18,219	18,219	18,219	54,658
HSBC BANK PLC (1) (8)	YES	06/08/2006	13/07/2011	5.39								28,666	28,666	28,666	28,666	0
HSBC BANK PLC (1) (8)	YES	07/08/2006	30/11/2013	4.91								37,861	37,861	37,861	37,861	75,823
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	5.37								41,189	41,189	41,189	41,189	88,245
HSBC BANK PLC (1) (8)	YES	18/01/2007	31/01/2015	5.33								10,876	10,876	10,876	10,876	39,086
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	4.81								3,779	3,779	3,779	3,779	18,114
HSBC BANK PLC (1) (8)	YES	08/04/2007	31/07/2016	5.35								77,079	77,079	77,079	77,079	308,316
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2016	4.72								66,686	66,686	66,686	66,686	217,962
HSBC BANK PLC (1) (8)	YES	26/11/1999	26/09/2011	5.92								72,073	46,772	46,772	53,011	0
KREDITANSTALT FUR WIEDERAUFB	YES	13/08/1999	31/03/2011	5.18								39,902	39,902	39,902	13,047	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 04 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

AUDITED INFORMATION

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
KREDITANSTALT FUR WIEDERAUFB	YES	21/08/2000	31/03/2009	5.19								6,834	3,037	0	0	0
KREDITANSTALT FUR WIEDERAUFB	YES	26/09/2001	31/12/2012	5.03								182,836	182,836	182,836	155,363	155,363
MEDIOCREDITO CENTRALE S P.A.	YES	09/10/2001	30/04/2012	4.83								51,425	51,425	51,425	51,425	25,712
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77								0	124,210	124,210	124,210	683,154
SOCIETE GENERALE (1) (8)	YES	31/03/1999	01/08/2011	5.39								451,887	316,866	236,468	121,794	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	4.80								0	64,176	64,176	64,176	362,977
SOCIETE GENERALE (1) (8)	YES	31/07/2006	31/07/2012	5.33								32,363	32,363	32,363	32,363	24,225
SOCIETE GENERALE (1) (8)	YES	13/07/2000	20/03/2008	5.42								8,734	0	0	0	0
SOCIETE GENERALE (1) (8)	YES	30/11/2006	13/08/2017	5.43								0	76,169	76,169	76,169	430,082
STANDARD CHARTERED BANK (1)	YES	10/02/2003	30/12/2013	4.83								217,324	217,324	217,324	217,324	338,361
STANDARD CHARTERED BANK (1)	YES	08/07/2004	25/01/2014	5.37								256,675	256,675	256,675	256,675	630,188
STANDARD CHARTERED BANK (1)	YES	08/10/2006	20/01/2015	5.38								383,513	383,513	383,513	383,513	1,342,296
STANDARD CHARTERED BANK (1)	YES	30/11/2006	25/09/2015	5.10								383,513	383,513	383,513	383,513	1,534,062
THE BANK OF TOKYO, MITSUBISH	YES	14/03/2003	14/03/2013	5.82								482,842	482,842	482,842	482,842	724,413
THE BANK OF TOKYO, MITSUBISH	YES	10/12/2004	10/12/2014	4.80								217,324	217,324	217,324	217,324	1,966,816
THE BANK OF TOKYO, MITSUBISH	YES	30/09/2006	29/08/2011	5.39								78,889	62,439	62,439	[illegible]	0
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/08/2016	4.83								101,796	101,796	101,796	101,796	682,904
THE EXPORT-IMPORT BANK OF KO	YES	01/03/2002	01/08/2012	6.04								217,324	217,324	217,324	217,324	108,662
THE EXPORT-IMPORT BANK OF KO	YES	07/12/2006	13/08/2017	4.77								0	82,070	82,070	82,070	506,386
TORONTO DOMINION BANK (1)	YES	08/10/2003	20/10/2008	5.03								98,843	67,238	0	0	0
NATEXIS BANQUE (2) (7)	YES	22/08/1994	20/06/2018	2.00								840	840	840	840	2,182
JAPAN BANK FOR INTERNATIONAL	YES	30/08/2006	29/08/2015	4.36								0	0	0	61,473	169,251
JAPAN BANK FOR INTERNATIONAL	YES	10/03/2004	08/03/2017	1.57								403,540	536,830	536,830	536,830	2,951,456
MIZUHO CORPORATE BANK, LIMIT	YES	14/12/2006	14/12/2016	4.80								0	0	0	614,986	5,704,138
MIZUHO CORPARATE BANK, LTD (	YES	18/10/1999	20/05/2010	1.89								1,359,008	1,359,008	679,482	0	0
INTERESES DEVENGADOS NO PAG	YES		31/12/2008									737,939	0	0	0	0
COMMERCIAL BANKS																
BANCO SANTANDER MEXICANO, S	NOT APPLIED	18/11/2004	23/11/2012	7.83		0	3,000,000	0	0	0						
BANCA SERFIN S.A. (8) (11)	NOT APPLIED	26/03/2004	30/09/2008	7.93		888,889	444,444	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	NOT APPLIED	18/12/2006	23/12/2008	8.40		1,027,800	0	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	NOT APPLIED	18/12/2004	20/12/2012	10.55		0	4,000,000	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	NOT APPLIED	18/12/2005	23/12/2008	7.83		2,472,800	0	0	0	0						
INTERESES DEVENGADOS NO PAGA	NOT APPLIED		31/12/2008			61,874	0	0	0	0						
BANCO SANTANDER MEXICANO, S.	NOT	17/08/2003	19/08/2013	5.42								108,662	108,662	108,662	108,662	217,324
BANCA SERFIN S.A. (1) (8)	NOT	23/04/2003	29/04/2008	4.88								1,086,620	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 04 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

AUDITED INFORMATION

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) — Time Interval: Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Amortization of Credits in Foreign Currency (Thousands of $) — Time Interval: Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2008									271,111	0	0	0	0
CONPROCA, S.A. DE CV (1) (	NOT	28/11/1997	15/08/2010	8.40								2,180,257	2,377,018	1,383,[illegible]	0	0
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2009									24,130	0	0	0	0
COPF *	NOT	01/08/2005	30/11/2011	6.54								1,819,[illegible]	881,316	480,323	107,130	0
OTHER																
TOTAL BANKS					0	4,446,863	17,444,444	0	0	0	0	46,819,363	17,588,615	14,848,231	38,318,889	88,878,512

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 04 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

AUDITED INFORMATION

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) — Time Interval: Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Amortization of Credits in Foreign Currency (Thousands of $) — Time Interval: Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
LISTED STOCK EXCHANGE																
SECURED																
PRIVATE PLACEMENTS																
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	18/08/2006	05/08/2014	7.84		0	10,000,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	24/10/2003	08/10/2009	7.88		0	13,800,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	11/08/2005	04/02/2010	7.87		0	12,812,800	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	11/02/2008	31/01/2013	7.50		0	12,487,400	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	21/10/2005	13/10/2011	7.44		0	5,800,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	23/12/2004	05/12/2019			0	12,948,948	0	0	0						

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

AUDITED INFORMATION

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign Institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
PRIVATE PLACEMENTS																
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	24/10/2003	14/10/2010	8.38		0	6,172,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	28/07/2006	16/07/2015	8.31		0	6,500,000	0	0	0						
DEUTSCHE BANK (1) (7)	YES	14/05/1998	15/08/2027	6.50								0	0	0	0	862,758
DEUTSCHE BANK (1) (7)	YES	03/12/1998	08/12/2008	8.38								1,143,320	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2009	7.88								0	5,714,639	0	0	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	15/11/2011	8.00								0	0	0	3,040,080	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63								0	0	0	0	1,741,254
DEUTSCHE BANK (2) (8)	YES	04/03/1998	04/03/2008	8.21								1,638,816	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	30/01/2003	15/08/2008	9.13								3,182,480	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	04/10/2000	13/10/2010	9.13								0	0	8,025,732	0	0
DEUTSCHE BANK (1) (7)	YES	29/09/2004	29/09/2009	7.75								0	15,811,585	0	0	0
DEUTSCHE BANK (1) (7)	YES	08/08/2005	15/08/2035	6.63								0	0	0	0	10,015,880
DEUTSCHE BANK (1) (7)	YES	12/02/2001	15/02/2008	6.50								9,042,102	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	08/08/2005	15/12/2015	5.75								0	0	0	0	2,562,633
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38								0	0	0	0	3,367,630
DEUTSCHE BANK (1) (8)	YES	01/12/2005	02/12/2012	5.12								0	0	0	0	7,466,612
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50								0	0	0	0	15,576,800
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.80								0	0	0	0	2,916,000
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50								0	0	0	0	3,241,110
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.80								0	0	0	0	5,401,850
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25								0	0	0	0	1,166,826
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/08/2027	8.80								0	0	0	0	724,841
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	6.75								0	0	0	0	16,298,300
DEUTSCHE BANK (1) (7)	YES	30/12/2004	16/08/2027	8.80								0	0	0	0	1,722,880
DEUTSCHE BANK (1) (7)	YES	30/12/2004	02/12/2008	8.88								3,280,602	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63								0	0	0	0	1,321,980
DEUTSCHE BANK (1) (7)	YES	15/08/1997	15/08/2027	8.50								0	0	0	0	238,072
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63								0	0	0	0	101,845
JP MORGAN CHASE (1) (7)	YES	01/04/1998	30/03/2018	9.25								0	0	0	0	104,022
JP MORGAN CHASE (1) (8)	YES	15/08/2004	16/08/2010	4.89								0	0	18,174,894	0	0
JP MORGAN CHASE (1) (8)	YES	15/10/2003	15/10/2009	5.34								0	4,986,482	0	0	0
JP MORGAN CHASE (2) (7)	YES	05/08/2004	05/08/2018	6.38								0	0	0	0	13,495,110
JP MORGAN CHASE (2) (7)	YES	05/08/2003	05/08/2013	6.25								0	0	0	0	7,838,300

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 04 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO
AUDITED INFORMATION

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
JP MORGAN CHASE (2) (7)	YES	04/04/2003	05/04/2010	6.63								0	0	11,907,480	0	0
PEMEX FINANCE (1) (7)	YES	15/03/1999	15/11/2018	8.34								2,222,042	3,298,086	2,218,183	434,848	4,889,790
PEMEX FINANCE (1) (8)	YES	15/03/1999	07/04/2014	5.48								0	0	0	271,884	1,782,934
SECURED																
REPCON LUX	YES	26/01/2004	26/01/2011	4.80								0	0	0	14,804,482	0
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2008									288,046	0	0	0	0
CITIBANK, NA (1) (8)	YES	29/07/2005	25/08/2008	4.86								1,901,686	0	0	0	0
TOTAL STOCK MARKET					0	0	61,917,344	0	0	0	0	22,788,962	36,826,849	35,435,930	17,458,884	112,861,446

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 04 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO
AUDITED INFORMATION

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
Otros Proveedores	NOT APPLIED					35,138,344	0	0	0	0						
	NOT											0	0	0	0	0
	NOT											0	0	0	0	0
TOTAL SUPPLIERS					0	35,138,344	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 04 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

AUDITED INFORMATION

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
OTHER LOANS WITH COST (S100 Y S30)																
	NOT APPLIED NOT					0	0	0	0	0		0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S30)																
Otros Pasivos	NOT APPLIED					31,882,025						0				
TOTAL					0	31,882,025	0	0	0	0	0	0	0	0	0	0
TOTAL GENERAL					0	71,391,322	[illegible]	0	0	0	0	[illegible]	[illegible]	[illegible]	45,881,413	[illegible]

1

CURRENCIES | ACCOUNTING EXCHANGE RATES
(1) Dollars 10.8662
(2) Euros 16.8766
(3) Japanese Yens 0.0973
(5) Sterling Pounds 21.6074
(6) Pesos 1.0000

RATE TYPE
(7) Fix rate
(8) Libor rate
(9) Floating rate
(10) Discount rate
(11) TIIE rate
(12) Cetes
(13) Zero coupon (Fix)

Page: 79

Sequence number: 1
Author: ebustama
Subject: Text Box
Date: 5/22/2008 2:42:12 PM

CURRENCIES	ACCOUNTING EXCHANGE RATES
(1) Dollars	10.8662
(2) Euros	16.8766
(3) Japanese Yens	0.0973
(5) Sterling Pounds	21.6074
(6) Pesos	1.0000

RATE TYPE
(7) Fix rate
(8) Libor rate
(9) Floating rate
(10) Discount rate
(11) TIIE rate
(12) Cetes
(13) Zero coupon (Fix)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

AUDITED INFORMATION

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year

*COPF- CONTRATOS DE OBRA PÚBLICA FINANCIADA

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	**16,950,060**	**184,182,747**	**14,148**	**153,740**	**184,336,487**
LIABILITIES POSITION	**30,083,876**	**326,897,425**	**10,741,423**	**116,718,954**	**443,616,379**
SHORT-TERM LIABILITIES POSITION	14,849,460	161,357,212	4,396,394	47,772,601	209,129,813
LONG-TERM LIABILITIES POSITION	15,234,416	165,540,213	6,345,029	68,946,353	234,486,566
NET BALANCE	**-13,133,816**	**-142,714,678**	**-10,727,275**	**-116,565,214**	**-259,279,892**

(1) AT OBSERVATIONS MUST BE SPECIFIED THE CURRENCY AND EXCHANGE RATE

NOTES

Observations: 1

American Dollars	10.8662
Japanese Yens	0.0973
Sterling Pounds	21.6074
Euros	15.8766

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Subject: Text Box
Date: 5/22/2008 2:45:33 PM
Observations:
American Dollars
Japanese Yens
Sterling Pounds

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

AUDITED INFORMATION

RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0	258,891
FEBRUARY	0	0	0	0	-241,884
MARCH	0	0	0	0	2,936,397
APRIL	0	0	0	0	106,846
MAY	0	0	0	0	-1,281,760
JUNE	0	0	0	0	369,528
JULY	0	0	0	0	1,275,801
AUGUST	0	0	0	0	1,358,401
SEPTEMBER	0	0	0	0	2,696,359
OCTOBER	0	0	0	0	57,510
NOVEMBER	0	0	0	0	3,624,543
DECEMBER	0	0	0	0	1,705,655
RESTATEMENT					0
CAPITALIZATION					0
FOREIGN CORP.					0
OTHER					0
TOTAL					12,866,287

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

AUDITED INFORMATION

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0.00
Crude oil poduction (Tbd) 1		3,176	96.80
Gas production (MMcfpd) 2		6,214	96.90
REFINING 3		0	0.00
Atmospheric destillation capacity (Tbd) 4		1,540	83.20
Cadereyta		275	83.60
Madero		190	73.50
Minatitlán		185	94.20
Salamanca		245	82.00
Salina Cruz		330	89.10
Tula		315	81.50
Storage & Distribution Center (Tb) 5		13,056	100.00
GAS AND BASIC PETROCHEMICALS 6		0	0.00
Gas sweetening (MMcfpd) 7		4,503	70.20
Cactus		1,960	71.60
Nuevo Pemex		880	75.90
Ciudad Pemex		1,290	68.50
Matapionche		109	61.90
Poza Rica		230	47.20
Arenque		34	90.40
PETROCHEMICALS 8		0	0.00
Production capacity (Tt) (1) 9		12,871	55.10
Camargo *		333	0
Cangrejera		3,279	86.60
Cosoleacaque		4,977	35.10
Escolín		337	3.10
Independencia		286	8.20
Morelos		2,562	57.80
Pajaritos		1,021	94.70
Tula		76	36.10
Petrochemicals (Tt) 10		218,410	80.00

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T+ Crude oil poduction (Tbd)

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T+ Gas production (MMcfpd)

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Subject: Text Box
Date: 5/22/2008 2:55:54 PM
T+ REFINING

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Subject: Text Box
Date: 5/22/2008 2:56:07 PM
T+ Atmospheric destillation capacity (Tbd)

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Subject: Text Box
Date: 5/22/2008 2:56:15 PM
T+ Storage & Distribution Center (Tb)

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Author: ebustama
Subject: Text Box
Date: 5/22/2008 2:56:22 PM
T+ GAS AND BASIC PETROCHEMICALS

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Subject: Text Box
Date: 5/22/2008 2:56:28 PM
T+ Gas sweetening (MMcfpd)

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Subject: Text Box
Date: 5/22/2008 2:56:34 PM
T+ PETROCHEMICALS

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Subject: Text Box
Date: 5/22/2008 2:56:40 PM
T+ Production capacity (Tt) (1)

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PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0.00
Crude oil poduction (Tbd)		3,176	96.80
Gas production (MMcfpd)		6,214	96.90
REFINING		0	0.00
Atmospheric destillation capacity (Tbd)		1,540	83.20
Cadereyta		275	83.60
Madero		190	73.50
Minatitlán		185	94.20
Salamanca		245	82.00
Salina Cruz		330	89.10
Tula		315	81.50
Storage & Distribution Center (Tb)		13,056	100.00
GAS AND BASIC PETROCHEMICALS		0	0.00
Gas sweetening (MMcfpd)		4,503	70.20
Cactus		1,960	71.60
Nuevo Pemex		880	75.90
Ciudad Pemex		1,290	68.50
Matapionche		109	61.90
Poza Rica		230	47.20
Arenque		34	90.40
PETROCHEMICALS		0	0.00
Production capacity (Tt) (1)		12,871	55.10
Camargo *		333	0
Cangrejera		3,279	86.60
Cosoleacaque		4,977	35.10
Escolín		337	3.10
Independencia		286	8.20
Morelos		2,562	57.80
Pajaritos		1,021	94.70
Tula		76	36.10
Petrochemicals (Tt)		218,410	80.00

Subject: Text Box
Date: 5/22/2008 2:56:47 PM
T+ Petrochemicals (Tt)

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

1

Tbd - Thousand barrels per day
MMcfpd - Million cubic feet per day
Tb - Thousand barrels
Tt - Thousand tons
* Plant out of operation

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Subject: Text Box
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T+ Tbd - Thousand barrels per day
MMcfpd - Million cubic feet per day
Tb - Thousand barrels
Tt - Thousand tons
* Plant out of operation

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC		MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CONDENSATES	1	PEMEX EXPLORACION Y PRODUCCION			8.00
SOUR WET GAS	2	PEMEX EXPLORACION Y PRODUCCION			73.00
CRUDE OIL	3	PEMEX EXPLORACION Y PRODUCCION			74.00
SWEET WET GAS	4	PEMEX EXPLORACION Y PRODUCCION			11.00

NOTES

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T+ CONDENSATES

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Subject: Text Box
Date: 5/22/2008 3:02:39 PM
T+ SOUR WET GAS

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Author: ebustama
Subject: Text Box
Date: 5/22/2008 3:02:45 PM
T+ CRUDE OIL

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Author: ebustama
Subject: Text Box
Date: 5/22/2008 3:02:50 PM
T+ SWEET WET GAS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

AUDITED INFORMATION

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
REFINED PRODUCTS [1]	0	0	0		
FUEL OIL [2]	257	41,575,753	100.00		CFE
DIESEL	358	96,854,150	100.00	Pemex Diesel	DISTRIBUTORS [3]
L.P. GAS [5]	301	54,457,707	0.00		DISTRIBUTORS [4]
MAGNA SIN GASOLINE [7]	659	208,994,432	100.00	Pemex Magna	DISTRIBUTORS [6]
PREMIUM GASOLINE [8]	101	38,312,622	100.00	Pemex Premium	DISTRIBUTORS [9]
JET FUEL [10]	68	23,354,447	100.00		ASA
OTHER REFINED PRODUCTS	72	10,111,426	100.00		DISTRIBUTORS
PETROCHEMICALS	0	0	0.00		
METHANE DERIVATIVES (a)	1,023	3,117,994	55.00		(e)
ETHANE DERIVATIVES (b)	1,076	11,589,245	35.00		(f)
AROMATICS & DERIVATIVES (c)	476	5,870,847	87.00		(g)
PROPYYLENE & DERIVATIVES (d)	30	2,783,005	3.00		(h) (l)
OTHER PETROCHEMICALS	1,387	1,787,633	0.00		(i) (l)
DRY GAS	3,076	80,512,144	0.00		(j)
EFFECT B-10	0	12,726,555	0		
FOREIGN SALES					
CRUDE OIL (Tbd)	1,686	413,184,223	0	(k)	(m)
REFINED PRODUCTS (Tbd)	176	48,472,209	0		(l)
PETROCHEMICAL PRODUCTS (Tt)	746	2,378,276	0		(l)
MARGINAL EFFECT FROM SUBSIDIARY COMPANIES SALES	0	69,210,935	0		
EFFECT B-10	0	9,681,216	0		
TOTAL		1,134,974,819			

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T+ REFINED PRODUCTS

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Subject: Text Box
Date: 5/22/2008 3:14:19 PM
T+ FUEL OIL

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Subject: Text Box
Date: 5/22/2008 3:16:42 PM
T+ DISTRIBUTORS

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Subject: Text Box
Date: 5/22/2008 3:16:47 PM
T+ DISTRIBUTORS

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Author: ebustama
Subject: Text Box
Date: 5/22/2008 3:14:28 PM
T+ L.P. GAS

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Date: 5/22/2008 3:16:54 PM
T+ DISTRIBUTORS

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Subject: Text Box
Date: 5/22/2008 3:14:33 PM
T+ MAGNA SIN GASOLINE

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Author: ebustama
Subject: Text Box
Date: 5/22/2008 3:14:41 PM
T+ PREMIUM GASOLINE

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Subject: Text Box
Date: 5/22/2008 3:17:00 PM
T+ DISTRIBUTORS

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MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

AUDITED INFORMATION

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
REFINED PRODUCTS	0	0	0		
FUEL OIL	257	41,575,753	100.00		CFE
DIESEL	358	96,854,150	100.00	Pemex Diesel	DISTRIBUTORS
L.P. GAS	301	54,457,707	0.00		DISTRIBUTORS
MAGNA SIN GASOLINE	659	208,994,432	100.00	Pemex Magna	DISTRIBUTORS
PREMIUM GASOLINE	101	38,312,622	100.00	Pemex Premium	DISTRIBUTORS
JET FUEL	68	23,354,447	100.00		ASA
OTHER REFINED PRODUCTS 11	72	10,111,426	100.00		DISTRIBUTORS 12
PETROCHEMICALS 13	0	0	0.00		
METHANE DERIVATIVES (a) 14	1,023	3,117,994	55.00		(e)
ETHANE DERIVATIVES (b) 15	1,076	11,589,245	35.00		(f)
AROMATICS & DERIVATIVES (c) 16	476	5,870,847	87.00		(g)
PROPYYLENE & DERIVATIVES (d) 17	30	2,783,005	3.00		(h) (l)
OTHER PETROCHEMICALS 18	1,387	1,787,633	0.00		(i) (l)
DRY GAS 19	3,076	80,512,144	0.00		(j)
EFFECT B-10 20	0	12,726,555	0		
FOREIGN SALES					
CRUDE OIL (Tbd)	1,686	413,184,223	0	(k)	(m)
REFINED PRODUCTS (Tbd)	176	48,472,209	0		(l)
PETROCHEMICAL PRODUCTS (Tt)	746	2,378,276	0		(l)
MARGINAL EFFECT FROM SUBSIDIARY COMPANIES SALES	0	69,210,935	0		
EFFECT B-10	0	9,681,216	0		
TOTAL		1,134,974,819			

Subject: Text Box
Date: 5/22/2008 3:14:48 PM
T+ JET FUEL

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Date: 5/22/2008 3:14:53 PM
T+ OTHER REFINED PRODUCTS

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Subject: Text Box
Date: 5/22/2008 3:17:07 PM
T+ DISTRIBUTORS

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Subject: Text Box
Date: 5/22/2008 3:14:59 PM
T+ PETROCHEMICALS

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Subject: Text Box
Date: 5/22/2008 3:15:05 PM
T+ METHANE DERIVATIVES (a)

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Subject: Text Box
Date: 5/22/2008 3:15:12 PM
T+ ETHANE DERIVATIVES (b)

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Subject: Text Box
Date: 5/22/2008 3:15:19 PM
T+ AROMATICS & DERIVATIVES (c)

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Date: 5/22/2008 3:15:23 PM
T+ PROPYYLENE & DERIVATIVES (d)

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Date: 5/22/2008 3:15:29 PM
T+ OTHER PETROCHEMICALS

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Subject: Text Box
Date: 5/22/2008 3:15:35 PM
T+ DRY GAS

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Comments from page 88 continued on next page

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

AUDITED INFORMATION

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
REFINED PRODUCTS	0	0	0		
FUEL OIL	257	41,575,753	100.00		CFE
DIESEL	358	96,854,150	100.00	Pemex Diesel	DISTRIBUTORS
L.P. GAS	301	54,457,707	0.00		DISTRIBUTORS
MAGNA SIN GASOLINE	659	208,994,432	100.00	Pemex Magna	DISTRIBUTORS
PREMIUM GASOLINE	101	38,312,622	100.00	Pemex Premium	DISTRIBUTORS
JET FUEL	68	23,354,447	100.00		ASA
OTHER REFINED PRODUCTS	72	10,111,426	100.00		DISTRIBUTORS
PETROCHEMICALS	0	0	0.00		
METHANE DERIVATIVES (a)	1,023	3,117,994	55.00		(e)
ETHANE DERIVATIVES (b)	1,076	11,589,245	35.00		(f)
AROMATICS & DERIVATIVES (c)	476	5,870,847	87.00		(g)
PROPYYLENE & DERIVATIVES (d)	30	2,783,005	3.00		(h) (i)
OTHER PETROCHEMICALS	1,387	1,787,633	0.00		(i) (l)
DRY GAS	3,076	80,512,144	0.00		(j)
EFFECT B-10	0	12,726,555	0		
FOREIGN SALES					
CRUDE OIL (Tbd) 21	1,686	413,184,223	0	(k)	(m)
REFINED PRODUCTS (Tbd) 22	176	48,472,209	0		(l)
PETROCHEMICAL PRODUCTS (Tt) 23	746	2,378,276	0		(l)
MARGINAL EFFECT FROM SUBSIDIARY COMPANIES SALES 24	0	69,210,935	0		
EFFECT B-10 25	0	9,681,216	0		
TOTAL		1,134,974,819			

Subject: Text Box
Date: 5/22/2008 3:15:48 PM
T+ EFFECT B-10

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Date: 5/22/2008 3:16:03 PM
T+ CRUDE OIL (Tbd)

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Subject: Text Box
Date: 5/22/2008 3:16:11 PM
T+ REFINED PRODUCTS (Tbd)

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Subject: Text Box
Date: 5/22/2008 3:17:45 PM
T+ PETROCHEMICAL PRODUCTS (Tt)

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Date: 5/22/2008 3:16:22 PM
T+ MARGINAL EFFECT FROM SUBSIDIARY COMPANIES SALES

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Subject: Text Box
Date: 5/22/2008 3:16:28 PM
T+ EFFECT B-10

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO
AUDITED INFORMATION

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

CONSOLIDATED

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
CRUDE OIL (Tbd) 1	1,686	413,184,223		(k)	(m)
REFINED PRODUCTS (Tbd) 2	176	48,472,209			(l)
PETROCHEMICAL PRODUCTS (Tt) 3	746	2,378,276			(l)
MARGINAL EFFECT FROM SUBSIDIARY COMPANIES' SALES 4	0	69,210,935			
EFFECT B-10 5	0	9,681,214			
FOREIGN SUBSIDIARIES					
TOTAL		542,926,857			

NOTES 6
Tbd - thousand barrels per day
Tt - thousand tons

NOTE: To calculate participating % in the market, the period from January - December 31, 2007 was taken.
(a) Considers contribution of Pemex-Petrochemicals of ammonia and methanol to the domestic market.
(b) Considers contribution of Pemex-Petrochemicals of ethylene, glycols, HDPE, LDPE, ethylene oxide, vinyl chloride to the domestic market.
(c) Considers contribution of Pemex-Petrochemicals of benzene, styrene, toluene, xylenes, paraxylene and orthoxylene.
(d) Considers contribution of Pemex-Petrochemicals of acrylonitrile to the domestic market.
(e) Agrogen, S.A. de C.V.; Univex, S.A.; Integradora Aprodifer, S.A. de C.V.; Masagro, S.A. de C.V.; Fertirey, S.A. de C.V.
(f) Polioles, S.A. de C.V.; Mexichem Resinas Vinílicias, S.A. de C.V.; Distribuidora Don Ramis, S.A. de C.V.; Industrias Derivadas del Etileno, S.A.; Policyd, S.A. de C.V.
(g) Tereftalatos Mexicanos, S.A. de C.V.; Resirene, S.A. de C.V.; Negociación Alvi, S.A. de C.V.; Síntesis Orgánicas, S.A. de C.V.; Comercial Mexicana de Pinturas, S.A. de C.V.
(h) Dow Internacional Mexicana, S.A. de C.V.; Negociación Alvi, S.A. de C.V.; Complex Química, S.A. de C.V.
(i) Industria Química del Istmo S.A. de C.V.; Productos Químicos La Anita, S.A. de C.V.
(j) CFE, IPP'S Distribuidores, Industriales (ISPAT), Luz y Fuerza del Centro.
(k) 80% of total crude oil exports were to the United States, while the remaining 20% was distributed in the following way: (9%) to Europe, (8%) to the rest of the American Continent and (3%) to the Far East.
(l) Participation of PEMEX in these products is marginal.
(m) It is estimated that PEMEX's participation in the crude oil international market during 2007 amounted to 4.21%.

Volumes are in thousand of barrels per day, except petrochemical products which are expressed in thousand tons and dry gas which is expressed in million cubic feet per day
Source: EIA worlwide crude oil production: http://www.eia.doe.

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CRUDE OIL (Tbd)

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Date: 5/22/2008 3:31:02 PM
REFINED PRODUCTS (Tbd)

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PETROCHEMICAL PRODUCTS (Tt)

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Date: 5/22/2008 3:31:13 PM
MARGINAL EFFECT FROM SUBSIDIARY COMPANIES' SALES

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Date: 5/22/2008 3:31:51 PM
EFFECT B-10

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Author: ebustama
Subject: Text Box
Date: 5/22/2008 3:50:26 PM
NOTES
Tbd - thousand barrels per day
Tt - thousand tons

NOTE: To calculate participating % in the market, the period from January - December 31, 2007 was taken.
(a) Considers contribution of Pemex-Petrochemicals of ammonia and methanol to the domestic market.
(b) Considers contribution of Pemex-Petrochemicals of ethylene, glycols, HDPE, LDPE, ethylene oxide, vinyl chloride to the domestic market.
(c) Considers contribution of Pemex-Petrochemicals of benzene, styrene, toluene, xylenes, paraxylene and orthoxylene.
(d) Considers contribution of Pemex-Petrochemicals of acrylonitrile to the domestic market.
(e) Agrogen, S.A. de C.V.; Univex, S.A.; Integradora Aprodifer, S.A. de C.V.; Masagro, S.A. de C.V.; Fertirey, S.A. de C.V.
(f) Polioles, S.A. de C.V.; Mexichem Resinas Vinílicias, S.A. de C.V.; Distribuidora Don Ramis, S.A. de C.V.; Industrias Derivadas del Etileno, S. A.; Policyd, S.A. de C.V.
(g) Tereftalatos Mexicanos, S.A. de C.V.; Resirene, S.A. de C.V.; Negociación Alvi, S.A. de C.V.; Síntesis Orgánicas, S.A. de C.V.; Comercial Mexicana de Pinturas, S.A. de C.V.
(h) Dow Internacional Mexicana, S.A. de C.V.; Negociación Alvi, S.A. de C.V.; Complex Química, S.A. de C.V.
(i) Industria Química del Istmo S.A. de C.V.; Productos Químicos La Anita, S.A. de C.V.
(j) CFE, IPP'S Distribuidores, Industriales (ISPAT), Luz y Fuerza del Centro.
(k) 80% of total crude oil exports were to the United States, while the remaining 20% was distributed in the following way: (9%) to Europe, (8%) to the rest of the American Continent and (3%) to the Far East.
(l) Participation of PEMEX in these products is marginal.
(m) It is estimated that PEMEX's participation in the crude oil international market during 2007 amounted to 4.21%.

Volumes are in thousand of barrels per day, except petrochemical products which are expressed in thousand tons and dry gas which is expressed in million cubic feet per day
Source: EIA worlwide crude oil production: http://www.eia.doe.

Comments from page 89 continued on next page

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO
AUDITED INFORMATION

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

CONSOLIDATED

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
CRUDE OIL (Tbd)	1,686	413,184,223		(k)	(m)
REFINED PRODUCTS (Tbd)	176	48,472,209			(l)
PETROCHEMICAL PRODUCTS (Tt)	746	2,378,276			(l)
MARGINAL EFFECT FROM SUBSIDIARY COMPANIES' SALES	0	69,210,935			
EFFECT B-10	0	9,681,214			
FOREIGN SUBSIDIARIES					
TOTAL		542,926,857			

NOTES
Tbd - thousand barrels per day
Tt - thousand tons

NOTE: To calculate participating % in the market, the period from January - December 31, 2007 was taken.
(a) Considers contribution of Pemex-Petrochemicals of ammonia and methanol to the domestic market.
(b) Considers contribution of Pemex-Petrochemicals of ethylene, glycols, HDPE, LDPE, ethylene oxide, vinyl chloride to the domestic market.
(c) Considers contribution of Pemex-Petrochemicals of benzene, styrene, toluene, xylenes, paraxylene and orthoxylene.
(d) Considers contribution of Pemex-Petrochemicals of acrylonitrile to the domestic market.
(e) Agrogen, S.A. de C.V.; Univex, S.A.; Integradora Aprodifer, S.A. de C.V.; Masagro, S.A. de C.V.; Fertirey, S.A. de C.V.
(f) Polioles, S.A. de C.V.; Mexichem Resinas Vinílicias, S.A. de C.V.; Distribuidora Don Ramis, S.A. de C.V.; Industrias Derivadas del Etileno, S.A.; Policyd, S.A. de C.V.
(g) Tereftalatos Mexicanos, S.A. de C.V.; Resirene, S.A. de C.V.; Negociación Alvi, S.A. de C.V.; Síntesis Orgánicas, S.A. de C.V.; Comercial Mexicana de Pinturas, S.A. de C.V.
(h) Dow Internacional Mexicana, S.A. de C.V.; Negociación Alvi, S.A. de C.V.; Complex Química, S.A. de C.V.
(i) Industria Química del Istmo S.A. de C.V.; Productos Químicos La Anita, S.A. de C.V.
(j) CFE, IPP'S Distribuidores, Industriales (ISPAT), Luz y Fuerza del Centro.
(k) 80% of total crude oil exports were to the United States, while the remaining 20% was distributed in the following way: (9%) to Europe, (8%) to the rest of the American Continent and (3%) to the Far East.
(l) Participation of PEMEX in these products is marginal.
(m) It is estimated that PEMEX's participation in the crude oil international market during 2007 amounted to 4.21%.

Volumes are in thousand of barrels per day, except petrochemical products which are expressed in thousand tons and dry gas which is expressed in million cubic feet per day
Source: EIA worlwide crude oil production: http://www.eia.doe.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2007**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO
AUDITED INFORMATION

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

CONSOLIDATED

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					

gov/emeu/ipsr/t41d.xls

IT DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT. 1

Page: 91

Sequence number: 1
Author: ebustama
Subject: Text Box
Date: 5/22/2008 3:55:45 PM
IT DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT.

TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS IS DONE AS OF JANUARY 1, 200, IN ACCORDANCE WITH THE PROVISIONS OF BULLETIN B-15 OF NORMAS DE INFORMACIÓN FINANCIERA (MEXICAN FINANCIAL REPORTING STANDARDS OR "NIFs"), (PREVIOUSLY DENOMINATED "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES"), AS FOLLOWS: 1

BALANCE SHEET.- ALL BALANCE SHEET ITEMS WERE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE DATE OF THE BALANCE SHEET.

STATEMENT OF RESULTS.- ALL STATEMENT OF RESULTS ITEMS WERE TRANSLATED AT THE AVERAGE EXCHANGE RATE OF THE CORRESPONDING FISCAL YEAR.

THE RESULTING DIFFERENCE IN THE TRANSLATION OF THE FINANCIAL STATEMENTS IS REGISTERED IN THE EQUITY, AS A RESULT OF TRANSLATION.

Page: 92

Sequence number: 1
Author: ebustama
Subject: Text Box
Date: 5/22/2008 3:54:57 PM

TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS IS DONE AS OF JANUARY 1, 200, IN ACCORDANCE WITH THE PROVISIONS OF BULLETIN B-15 OF NORMAS DE INFORMACIÓN FINANCIERA (MEXICAN FINANCIAL REPORTING STANDARDS OR "NIFs"), (PREVIOUSLY DENOMINATED "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES"), AS FOLLOWS:

BALANCE SHEET.- ALL BALANCE SHEET ITEMS WERE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE DATE OF THE BALANCE SHEET.

STATEMENT OF RESULTS.- ALL STATEMENT OF RESULTS ITEMS WERE TRANSLATED AT THE AVERAGE EXCHANGE RATE OF THE CORRESPONDING FISCAL YEAR.

THE RESULTING DIFFERENCE IN THE TRANSLATION OF THE FINANCIAL STATEMENTS IS REGISTERED IN THE EQUITY, AS A RESULT OF TRANSLATION.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 04 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED INFORMATION

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	367,082,249
TOTAL			0	0	0	0	0	367,082,249

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________
Guadalupe Merino Bañuelos
Associate Managing Director of Finance

Date: May 29, 2008

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

END